SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(FREE TRANSLATION INTO ENGLISH FROM THE
ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In case of discrepancies, the version issued in Portuguese must prevail

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

Companhia Siderúrgica Nacional

AS OF DECEMBER 31, 2024

INDEPENDENT AUDITORS' REPORT

Forvis Mazars Auditores Independentes Trindade Avenue, 254 - Rooms 1314 and 1315 - Bethaville Office - Bethaville ZIP Code 06404-326 Barueri (SP) | Brazil Tel.: (11) 3090-7085 www.forvismazars.com

(Free Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' report on the individual and consolidated financial statements

To the Shareholders, Board Members and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (the “Company”), identified as parent company and consolidated, respectively, which comprise the balance sheet as of December 31, 2024 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding explanatory notes, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2024, the individual and consolidated performance of its operations and their respective individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and international auditing standards. Our responsibilities under such standards are described in the following section entitled “Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements”. We are independent in relation to the Company and its subsidiaries, in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and in the professional standards issued by the Federal Accounting Council, and we comply with other ethical responsibilities in accordance with such standards. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key Audit Matters (KAMs) are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

2

Realization of Deferred Tax Assets (Note 18.b)
Why it is a Key Audit Matter	How the audit addressed in the audit

The Company and its subsidiaries have deferred income tax and social contribution asset balances, substantially related to tax losses, negative social contribution basis and temporary differences. These deferred tax balances were recognized based on studies sustaining projections of future taxable income.

On December 31, 2024, the amount of deferred tax assets recognized in non-current assets was R$4,750 million (parent company) and R$7,345 million (consolidated).

As the annual assessment of the recoverability of these assets involves, among other particularities, the use of critical judgments, which bring subjectivity in relation to the projections of results (such as generation of taxable profits, cash flows and future economic events, in addition to the assumptions including estimates regarding the performance of the local and international economy, sales volumes, sales price and tax rates, among others), there may be variations in relation to the actual data and values to be realized.

Therefore, the use of different assumptions may significantly modify the prospects for realizing these assets and the eventual need to reassess the impairment of the recoverable value, with a consequent impact on the individual and consolidated financial statements.

Our audit procedures included, among others:

•Assessment of the design of the internal control structure implemented by the management related to the analysis of the recoverable value of deferred tax assets;

•Examination of the analysis prepared by management, on the logical and arithmetic coherence of the cash flow projections, as well as testing the consistency of the main information and assumptions used in the projections of future taxable profits and cash flows, by comparing them with budgets approved by Governance and market assumptions and data;

•Discussion with Management about the business plan and measures taken to restructure debts and recover the market share;

•Continuous challenge of the used by the Administration, aiming to corroborate whether there are inconsistent bases and/or bases that should be revised;

•Examination, with the support of our direct tax specialists, of the calculation bases for net operating losses, as well as temporary differences, comparing them with the corresponding tax records;

•Review of analyses on deferred tax assets recorded in subsidiaries and affiliates in accordance with NBC TA 600 (R2) – Special Considerations – Audit of Group Financial Statements, including the Work of Component Auditors.

•Analysis of the reasonableness and extent of disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained through the performance of the procedures above, we consider the measurement and disclosures related to deferred tax assets acceptable in the context of the individual and consolidated financial statements taken as a whole.

3

Other matters

Statement of Added Value

The individual and consolidated statements of added value for the year ended December 31, 2024, prepared under the responsibility of the Company's Management and presented as supplementary information for IFRS purposes, were subject to audit procedures performed in conjunction with the audit of the Company's financial statements. In order to form our opinion, we assessed whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Value Added. In our opinion, these statements of added value were adequately prepared, in all material respects, in accordance with the criteria defined in this Standard and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information. The other information comprises the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor's responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that an audit conducted in accordance with Brazilian and international auditing standards will always detect any material misstatements. Misstatements may be due to fraud or error and are considered material when, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users based on the financial statements.

As part of the audit conducted in accordance with Brazilian and international auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition:

•	We have identified and assessed the risks of material misstatement in the individual and consolidated financial statements, whether due to fraud or error, planned and performed audit procedures responsive to such risks, and obtained sufficient appropriate audit evidence to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is greater than that resulting from error, since fraud may involve the override of internal controls, collusion, forgery, omission or intentional misrepresentation.

4

•	We obtained an understanding of the internal controls relevant to the audit in order to plan audit procedures appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

•	We assessed the adequacy of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by Management.

•	We conclude on the appropriateness of Management's use of the going concern accounting basis and, based on the audit evidence obtained, whether there is any material uncertainty regarding events or conditions that may raise significant doubts regarding the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that there is any material uncertainty, we must draw attention in our auditor's report to the respective disclosures in the individual and consolidated financial statements or include a modification to our opinion if the disclosures are inadequate. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to no longer be going concerns.

•	We evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements present the related transactions and events in a manner that is consistent with the objective of fair presentation.

•	We have obtained sufficient appropriate audit evidence concerning the financial information of the group entities or business activities to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Sao Paulo, March 12, 2025.

Forvis Mazars Auditores Independentes – Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Daniel Augusto Reis

Contador CRC 1SP254522/O-0

5

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

			Consolidado		Controladora
		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023		Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	3	23,310,197	16,046,218	5,666,618	2,270,070	Borrowings and financing	13	8,821,679	7,613,367	5,201,174	5,588,464
Financial investments	4	911,378	1,533,004	895,573	1,524,709	Payroll and related taxes		560,695	469,247	184,696	172,098
Trade receivables	5	2,900,998	3,269,764	1,555,141	1,870,367	Trade payables	16	7,030,734	7,739,520	3,596,080	3,976,931
Inventory	6	10,439,741	9,557,578	6,839,246	6,168,584	Tax payables		719,253	864,609	195,063	175,576
Recoverable taxes	7	1,367,316	1,744,074	668,137	855,663	Labor and civil provisions	20	132,112	36,000	61,008	15,228
Other current assets	8	856,063	927,062	1,012,495	1,080,477	Dividends and interest on equity payable	17	61,965	80,624	6,242	5,230
Total current assets		39,785,693	33,077,700	16,637,210	13,769,870	Advances from customers	17	3,648,639	2,063,509	382,350	277,764
						Trade payables – Forfaiting and Drawee risk	16.a	2,902,593	4,209,434	2,214,482	3,980,003
Non-Current						Other payables	17	1,238,805	1,940,793	1,174,978	839,739
Long-term realizable asset						Total current liabilities		25,116,475	25,017,103	13,016,073	15,031,033
Financial investments	4	169,977	251,299	142,423	111,350
Deferred taxes assets	18	7,345,326	5,033,634	4,750,333	3,213,410	Non-Current
Inventory	6	1,761,172	1,412,103			Borrowings and financing	13	48,092,942	37,245,708	25,044,466	18,102,841
Recoverable taxes	7	2,799,951	2,537,423	1,838,343	1,820,866	Deferred taxes assets	18	541,329	304,002
Other non-current assets	8	5,232,370	5,310,491	5,360,281	5,399,748	Provision for tax, social security, labor, civil and environmental risks	20	1,245,590	1,306,870	276,689	312,180
		17,308,796	14,544,950	12,091,380	10,545,374	Employee benefits	30	473,046	513,902	454,161	481,118
						Provisions for environmental liabilities and decommissioning	21	1,133,363	1,018,805	142,989	160,968
Investments	9	5,948,051	5,443,131	26,292,822	27,800,877	Provision for investment losses	9			11,458,813	8,025,186
Property, plant and equipment	10	30,426,023	27,927,458	9,664,413	8,288,815	Other payables	17	11,844,793	6,438,492	2,089,266	848,817
Intangible assets	11	10,438,091	10,536,481	68,070	57,882	Total non-current liabilities		63,331,063	46,827,779	39,466,384	27,931,110
Total non-current assets		64,120,961	58,452,020	48,116,685	46,692,948
						Shareholders’ equity
						Paid-in capital	23	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		2,056,970	32,720	2,056,970	32,720
						Earnings reserves		640,460	4,912,311	640,460	4,912,311
						Legal reserve		1,158,925	1,158,925	1,158,925	1,158,925
						Other comprehensive income		(1,824,917)	1,156,719	(1,824,917)	1,156,719
						Total shareholders' equity of controlling shareholders		12,271,438	17,500,675	12,271,438	17,500,675
						Earnings attributable to the non-controlling interests		3,187,678	2,184,163
						Total shareholders' equity		15,459,116	19,684,838	12,271,438	17,500,675
TOTAL ASSETS		103,906,654	91,529,720	64,753,895	60,462,818	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		103,906,654	91,529,720	64,753,895	60,462,818
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Net Revenue	25	43,687,460	45,437,950	18,688,306	18,412,184
Costs of goods sold and services rendered	26	(31,990,696)	(33,475,189)	(17,527,277)	(17,438,140)
Gross profit		11,696,764	11,962,761	1,161,029	974,044

Operating (expenses)/income		(7,426,742)	(6,776,012)	(2,296,986)	(122,898)
Selling expenses	26	(5,453,297)	(3,729,089)	(818,768)	(783,722)
General and administrative expenses	26	(855,999)	(760,894)	(357,180)	(304,558)
Equity in results of affiliated companies	9	448,048	351,131	81,721	2,201,903
Other operating (expenses)/income, net	27	(1,565,494)	(2,637,160)	(1,202,759)	(1,236,521)
Other operating income		252,216	465,978	157,128	177,275
Other operating expenses		(1,817,710)	(3,103,138)	(1,359,887)	(1,413,796)

Income before financial income (expenses)		4,270,022	5,186,749	(1,135,957)	851,146
Financial income (expenses), net	28	(5,813,371)	(4,151,382)	(2,426,188)	(1,972,005)
Financial income		1,398,063	1,655,747	579,123	957,825
Financial expenses		(6,964,267)	(5,352,077)	(3,387,055)	(2,719,529)
Other financial items, net		(247,167)	(455,052)	381,744	(210,301)

Income before income taxes	18	(1,543,349)	1,035,367	(3,562,145)	(1,120,859)
Income tax and social contribution		5,208	(632,718)	970,294	802,653

Net income/(loss)		(1,538,141)	402,649	(2,591,851)	(318,206)

Attributable to:
Earnings attributable to the controlling interests		(2,591,851)	(318,206)	(2,591,851)	(318,206)
Earnings attributable to the non-controlling interests		1,053,710	720,855

Loss basic and diluted per share (in R$)	23.f			(1.95450)	(0.23996)
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Net cash from operating activities		8,650,505	7,292,608	1,706,282	1,899,519
Cash flow from operating activities		8,289,410	6,994,314	(513,476)	(72,326)
Earnings attributable to the controlling interests		(2,591,851)	(318,206)	(2,591,851)	(318,206)
Earnings attributable to the non-controlling interests		1,053,710	720,855
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	28	4,023,650	3,481,514	1,789,337	1,739,664
Financial charges in borrowing and financing granted		(163,517)	(182,759)	(226,881)	(242,915)
Charges on lease liabilities	15	99,998	82,521	2,131	1,101
Equity in results of affiliated companies	9	(448,048)	(351,131)	(81,721)	(2,201,903)
Deferred taxes assets	18	(1,305,928)	(403,544)	(942,394)	(517,768)
Provision for tax, social security, labor, civil and environmental risks		27,498	(139,871)	10,289	(94,408)
Exchange, Monetary and Cash Flow Hedge		2,929,120	882,201	(415,629)	640,285
Write-off of property, plant and equipment right of use and Intangible assets	9, 10, 11 e 15	62,081	158,140	45,490	99,005
Provision for environmental liabilities and decommissioning of assets		114,704	81,148	(17,979)	2,755
Updated shares – Fair value through profit or loss	28	632,612	(292,346)	632,612	(292,346)
Depreciation, amortization and depletion	26	3,791,413	3,379,141	1,335,262	1,193,462
Accrued/(reversal) for consumption and services		24,711	(64,813)	(37,351)	(55,432)
Net gain from sale of equity interest		(8,451)	(92,438)
Dividends USIMINAS		(44,859)	(52,516)	(44,706)	(52,486)
Other provisions		92,567	106,418	29,915	26,866

Changes in assets and liabilities		361,095	298,294	2,219,758	1,971,845
Trade receivables - third parties		69,518	225,997	(73,810)	174,433
Trade receivables - related party		(32,730)	12,512	742,751	(22,793)
Inventory		(906,034)	1,303,288	(557,875)	1,242,474
Dividends and receivables - related parties		(42,237)	124,452	4,443,109	3,277,824
Recoverable taxes		114,230	(1,098,739)	170,051	(659,374)
Judicial deposits		(137,381)	41,782	8,621	20,794
Receipt of RFFSA receivables		442,246		442,246
Other assets		225,406	(90,103)	(10,571)	24,446

Trade payables		(851,095)	1,159,629	(202,745)	325,563
Trade payables – Forfaiting and Drawee risk		(1,327,749)	(1,499,635)	(1,765,521)	(1,338,422)
Payroll and related taxes		87,140	48,200	12,598	21,905
Tax payables		(215,862)	(214,330)	18,220	(156,554)
Payables to related parties		(24,231)	(70,659)	68,660	29,315
Advance of customers of mineral and energy contracts		6,967,508	4,844,361	641,756	709,495
Interest paid	13.b	(4,052,226)	(3,428,721)	(1,787,615)	(1,647,267)
Interest received				1,757	2,848
Receipts/(Payments) from hedging operations, cash flow and derivatives		(65,435)	(962,651)	(21,124)	(26,536)
Other liabilities		110,026	(97,089)	89,250	(6,306)

Net cash investment activities		(1,119,735)	(4,589,126)	1,410,489	(2,227,570)
Investments / AFAC / Acquisitions of Shares		(32,000)	(338,568)	(157,953)	(331,187)
Purchase of property, plant and equipment, intangible assets and investment property	9, 10 and 11	(5,494,335)	(4,408,119)	(2,642,878)	(1,728,733)
Intercompany loans granted		(95,951)	(101,912)	(179,100)	(193,205)
Intercompany loans received		12,430	8,032	5,184	5,184
Financial Investments, net of redemption		70,335	136,678	(34,550)	20,371
Receipt of sale of equity interest		4,419,786	114,763	4,419,786

Net cash used in financing activities		(103,832)	1,323,583	279,777	(241,284)
Borrowings and financing raised	13.b	10,148,426	15,638,624	4,520,812	8,346,987
Transactions cost - Borrowings and financing		(145,187)	(201,917)	(85,848)	(63,498)
Borrowings and financing – related parties	13.b			2,831,586	1,671,069
Amortization of borrowings and financing	13.b	(6,927,383)	(9,892,344)	(2,721,956)	(4,966,124)
Amortization of borrowings and financing - related parties	13.b			(2,573,280)	(2,019,791)
Amortization of leases	15	(308,201)	(239,909)	(12,650)	(11,274)
Dividends and interest on shareholder’s equity		(2,535,325)	(3,980,871)	(1,678,887)	(3,198,653)
Share repurchase		(336,162)

Exchange Variation on Cash and Equivalents		(162,959)	27,797

Increase (decrease) in cash and cash equivalents		7,263,979	4,054,862	3,396,548	(569,335)
Cash and equivalents at the beginning of the year		16,046,218	11,991,356	2,270,070	2,839,405
Cash and equivalents at the end of the year		23,310,197	16,046,218	5,666,618	2,270,070
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Revenues
Sales of products and services rendered	49,795,325	51,306,671	22,662,066	22,246,640
Other income/(expenses)	433,429	15,035	364,561	17,043
Provision for (reversal of) doubtful debts	13,965	6,777	23,941	3,314
	50,242,719	51,328,483	23,050,568	22,266,997
Raw materials acquired from third parties
Cost of sales and services	(22,691,944)	(25,678,727)	(14,390,462)	(14,964,063)
Materials, electric power, outsourcing and other	(6,798,201)	(5,627,585)	(1,821,712)	(1,178,824)
Impairment/recovery of assets	(254,735)	(445,297)	(178,470)	(73,226)
	(29,744,880)	(31,751,609)	(16,390,644)	(16,216,113)
Gross value added	20,497,839	19,576,874	6,659,924	6,050,884

Retentions
Depreciation, amortization and depletion	(3,786,055)	(3,372,073)	(1,334,420)	(1,192,613)
Value added created	16,711,784	16,204,801	5,325,504	4,858,271

Value added received
Equity in results of affiliated companies	448,048	351,131	81,721	2,201,903
Financial income	1,398,062	1,655,747	579,123	957,824
Other and exchange gains	1,956,115	870,540	(129,345)	(135,802)
	3,802,225	2,877,418	531,499	3,023,925
Value added for distribution	20,514,009	19,082,219	5,857,003	7,882,196

Value added distributed
Personnel and Charges	4,158,901	3,576,881	1,588,725	1,453,041
Salaries and wages	3,301,468	2,747,436	1,190,271	1,070,354
Benefits	665,898	669,673	326,247	316,852
Severance payment (FGTS)	191,535	159,772	72,207	65,835
Taxes, fees and contributions	8,702,241	8,406,503	3,977,752	3,946,173
Federal	4,941,477	5,001,720	2,245,600	2,155,115
State	3,740,777	3,353,963	1,732,152	1,791,058
Municipal	19,987	50,820
Remuneration on third-party capital	9,191,008	6,696,186	2,882,377	2,801,188
Interest	5,335,474	4,023,602	2,423,716	1,947,717
Rental	23,460	18,517	6,411	7,161
Other and exchange losses	3,832,074	2,654,067	452,250	846,310
Interest on equity	(1,538,141)	402,649	(2,591,851)	(318,206)
Income for the year/Retained earnings	(2,591,851)	(318,206)	(2,591,851)	(318,206)
Non-controlling interests	1,053,710	720,855
	20,514,009	19,082,219	5,857,003	7,882,196
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)

	Paid-in capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory
Balances on December 31, 2022	10,240,000			32,720	1,158,925	7,829,517		228,305	19,489,467	2,326,577	21,816,044

Adjusted opening balances	10,240,000			32,720	1,158,925	7,829,517		228,305	19,489,467	2,326,577	21,816,044

Total comprehensive income							(318,206)	928,414	610,208	720,383	1,330,591

Net loss							(318,206)		(318,206)	720,855	402,649

Other comprehensive income								928,414	928,414	(472)	927,942
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								34,710	34,710	(1,474)	33,236
Cumulative translation adjustments for the year								(142,939)	(142,939)		(142,939)
(Loss)/gain cash flow hedge accounting, net of taxes								822,832	822,832		822,832
Cash flow hedge reclassified to income upon realization, net of taxes								223,803	223,803		223,803
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								4,552	4,552	1,158	5,710
(Loss)/gain on the percentage change in investments								(8,093)	(8,093)	(156)	(8,249)
(Loss) / gain on business combination								(6,451)	(6,451)		(6,451)
Allocation of profit/(loss) for the year						(2,917,206)	318,206		(2,599,000)	(862,797)	(3,461,797)
Additional dividends approved on 04/30/2023						(1,614,000)			(1,614,000)	(718,103)	(2,332,103)
Intermediary dividends approved on 11/13/2023						(985,000)			(985,000)		(985,000)
Interest on equity										(144,694)	(144,694)
Absorption of the loss of the year						(318,206)	318,206
Balances on December 31, 2023	10,240,000			32,720	1,158,925	4,912,311		1,156,719	17,500,675	2,184,163	19,684,838

Adjusted opening balances	10,240,000			32,720	1,158,925	4,912,311		1,156,719	17,500,675	2,184,163	19,684,838
Total comprehensive income							(2,591,851)	(2,981,636)	(5,573,487)	936,061	(4,637,426)

Net loss							(2,591,851)		(2,591,851)	1,053,710	(1,538,141)

Other comprehensive income								(2,981,636)	(2,981,636)	(117,649)	(3,099,285)
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								28,548	28,548	(475)	28,073
Cumulative translation adjustments for the year								679,250	679,250		679,250
(Loss)/gain cash flow hedge accounting, net of taxes								(3,278,956)	(3,278,956)		(3,278,956)
Cash flow hedge reclassified to income upon realization, net of taxes								(137,082)	(137,082)		(137,082)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								(226,441)	(226,441)	(109,861)	(336,302)
(Loss)/gain on the percentage change in investments								(46,955)	(46,955)	(7,313)	(54,268)
Allocation of profit/(loss) for the year						(4,271,851)	2,591,851		(1,680,000)	(880,484)	(2,560,484)
Intermediary dividends approved on 05/09/2024						(950,000)			(950,000)	(207,529)	(1,157,529)
Intermediary dividends approved on 09/30/2024										(607,379)	(607,379)
Intermediary dividends approved on 11/14/2024						(730,000)			(730,000)	-	(730,000)
Interest on equity approved on 12/27/2024										(65,576)	(65,576)
Absorption of the loss of the year						(2,591,851)	2,591,851			-
Capital transactions		(223,830)	2,248,080						2,024,250	947,938	2,972,188
Gains on the sale of a subsidiary interest, net			2,248,080						2,248,080	1,013,604	3,261,684
Reflex treasury shares acquired by controlled		(223,830)							(223,830)	(77,487)	(301,317)
Treasury shares canceled										11,821	11,821
Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116
The accompanying notes are an integral part of these consolidated financial statements

(In thousands of Reais, unless stated otherwise)

1.	OPERATING CONTEXT

Companhia Siderúrgica Nacional (CSN) is a publicly-held corporation, headquartered in the capital of the State of São Paulo. Founded on April 9, 1941 during the Getúlio Vargas government, the Company was privatized in 1993.

CSN (referred to as "Company" or "Parent Company"), together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as "Group"), operates in five main business segments:

(i)	Steel industry: production and marketing of flat and long steels;
(ii)	Mining: extraction, processing and marketing of iron ore, tin, limestone and dolomite;
(iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products;
(iv)	Energy: generation and sale of energy from almost all renewable sources; and
(v)	Logistics: participations in railways and port terminals.

CSN is listed on B3 – Brazil, Bolsa, Balcão, under the code CSNA3, where it trades its shares, and on the NYSE - United States stock exchange, under the code SID. Besides that, its subsidiaries CSN Mineração S.A. and Companhia Estadual de Geração de Energia Elétrica are publicly traded companies, with CSN Mineração S.A. trading common shares on B3 under the ticker CMIN3.

The CSN Group has a significantly diversified business, being one of Brazil's leading steel producers, the second largest exporter of iron ore and a pioneer in the stacking of tailings to de-characterize dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Going concern:

Management understands that the Company has adequate resources to continue its operations. Thus, these financial statements for the fiscal year ended December 31, 2024 were prepared based on the going concern assumption.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The individual and consolidated financial statements ("financial statements") were prepared and are presented in accordance with accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC"), and in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently called IFRS Accounting Standards, and present all relevant information specific to the financial statements, with only this information being used by the Company's Management in its operations. The consolidated financial statements are identified as “Consolidated” and the individual financial statements of the Parent Company are identified as “Parent Company”.

2.b) Basis	of presentation

The financial statements have been prepared on a historical cost basis and adjusted to reflect:

(i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allow the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses as of the balance sheet date, which may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

(In thousands of Reais, unless stated otherwise)

The critical estimates are presented in the following explanatory notes:

Note 12 – Impairment of assets

Note 14 – Financial instruments (derivatives and hedge accounting)

Note 18 – Income tax and social contribution (deferred taxes)

Note 20 – Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 21 – Provision for environmental liabilities and decommissioning

Note 30 – Employee benefits

The individual and consolidated financial statements were approved by Management on March 12, 2025.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The parent company and consolidated financial statements are presented in R$ (Reais), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of December 31, 2024, US$ 1 is equivalent to R$ 6.1923 (R$ 4.8413 on December 31, 2023) and €1 is equivalent to R$ 6.4363 (R$ 5.3516 on December 31, 2023), according to rates extracted from the website of the Banco Central do Brasil.

2.d) Material	accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

2.e)	Value added statement

According to Law 11.638/07, the presentation of the value added statement is required for all publicly-held companies. This statement was prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement, which in this report is presented as additional information.

2.f)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, changes, and interpretations that came into effect for fiscal years beginning on January 1, 2024, were:

• Amendment to IFRS 16 (R2) – Lease Liability in a Sale and Leaseback;

• Amendments to IAS 1 – Classification of liabilities as "Current" or "Non-Current";

• Amendments to IAS 7 and IFRS 7 – Disclosures on forfaiting risk transactions.

Regarding the aforementioned changes, the Company did not identify significant impacts that would alter its disclosure concerning the adoption and interpretation of standards; with the exception of amendments to IAS 7 and IFRS 7, resulting from the addition of items 44F and 44H to Technical Pronouncement CPC 03 (R2) - Statement of Cash Flows, which provides greater detail about reverse factoring operations (also understood as "forfaiting" throughout the report, in note 16.a. Trade payables - Forfaiting).

(In thousands of Reais, unless stated otherwise)

Regarding the requirements, standards, amendments and interpretations that will come into effect for financial years beginning on January 1, 2025, and the expectation of their respective impacts, we have:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates: establishes requirements for the measurement and disclosure of foreign currency transactions, conversion of balances, and the impact of fluctuations in exchange rates on financial statements. Adoption is defined for fiscal years beginning on January 1, 2025, with the possibility of early adoption;

OCPC 10 - Carbon credits (TCO2E), emission allowances and decarbonization credit (CBIO): establishes requirements for recognition, measurement, and disclosure relating to entities' participation or activities in mandatory or voluntary carbon credit markets. The adoption is defined for fiscal years beginning on January 1, 2025; however, the Company does not identify changes in its financial statements arising from the issuance of this standard at this time.

Amendments to IFRS 9 and IFRS 15 – Classification and measurement of Financial Instruments: establishes the requirements for classification and measurement of financial assets and liabilities; in addition to clarifying how revenues related to these instruments should be recognized. Adoption is defined for fiscal years beginning on January 1, 2026, with the possibility of early adoption.

IFRS S1 – General Requirements for Disclosure of Sustainability-Related Financial: proposes that companies disclose financial statements, risks, and opportunities in the short and long term related to sustainability, which are useful for general-purpose users in making decisions about resource allocation to the entity. The standard may be voluntarily adopted for fiscal years beginning on January 1, 2024, with mandatory adoption for fiscal years beginning on January 1, 2026.

IFRS S2 – Climate-related disclosure requirements: establishes the requirements for the disclosure of climate-related information, and applies to the aspects in which the entity is exposed, which may be physical risks, transition risks and opportunities available to the organization. The standard may be voluntarily adopted for fiscal years beginning on January 1, 2024, with mandatory adoption for fiscal years beginning on January 1, 2026.

Annual improvements to IFRS – Volume 11. The adoption is defined for fiscal years beginning on January 1, 2026, with the possibility of early adoption:

i)	IFRS 1 - First-time Adoption of International Financial Reporting Standards The changes aim to clarify issues related to the first application of the standards, ensuring a smoother adoption for companies;
ii)	IFRS 7 - Financial Instruments: The amendments are intended to improve guidance on financial statement disclosures about financial instruments and to clarify the implementation of certain requirements;
iii)	IFRS 9 - Financial Instruments: The modifications aim to correct inconsistencies or provide more clarity on the application of certain provisions of this standard, especially related to the measurement and classification of financial instruments.
iv)	IFRS 10 - Consolidated Financial Statements: The improvements address minor issues regarding the application of control and the determination of when an entity should consolidate its subsidiaries;
v)	IAS 7 - Statement of Cash Flows: The changes are made to improve clarity in the guidance on the presentation of cash flows, especially in relation to financing activities and the classification of certain flows.

IFRS 18 – Presentation and Disclosure in Financial Statements: New standard that defines a new structure for presenting the Income Statement, focusing on disclosing performance measures defined by management as part of the financial statements, and new principles of aggregation and disaggregation of balances to standardize and facilitate comparability and comparison with other statements. Mandatory adoption is defined for fiscal years beginning on January 1, 2027;

IFRS 19 – Subsidiaries without Public Accountability: Disclosures: An eligible subsidiary applies the requirements of other IFRS Standards, except for disclosure requirements, applying instead the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. Mandatory adoption is defined for fiscal years beginning January 1, 2027.

(In thousands of Reais, unless stated otherwise)

The Company has not adopted any standard in advance and understands that, based on the aforementioned relationship, the requirements, standards, changes, and interpretations that will have a significant and material impact on subsequent financial statements will be the adoptions of IFRS S1, IFRS S2, IFRS 18, and IFRS 19. The main expectations regarding the adoption of the mentioned standards are the measurement and recognition of items related to IFRS S1 and S2 on sustainability and climate, the new presentation of the Income Statement, and additional information related to subsidiaries, to comply with IFRS 19.

Brazilian tax reform: Constitutional Amendment 132 introduced profound changes to the national tax system, with a long transition period, comprised between the years 2026 and 2032. The Company recognizes its complexity and is committed to making every effort necessary to ensure its full compliance with the established provisions. In this context, management actively monitors the developments of the tax reform, assessing potential impacts on the Company's operations and financial profit or loss. The planning and execution of the adaptation measures will include investments in technology, training of teams and review of processes, with the objective of mitigating risks and ensuring compliance with the new legal requirements. The impacts of the new tax rules will only be fully known when the pending regulatory topics are finalized. Consequently, there is no effect of the Tax Reform on the financial statements as of December 31, 2024.

International tax reform: On May 23, 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 (equivalent to CPC 32), which clarifies that IAS 12 (CPC 32) applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar Two model rules published by the OECD, including tax legislation implementing Qualified Domestic Top-up Minimum Taxes.

The Group adopted these amendments, considering that consolidated revenue is above the minimum limit of 750,000 euros.

3.       CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash in bank and in hand
In Brazil	701,494	103,383	34,180	73,819
Abroad	13,318,603	10,797,192	868,839	140,400
	14,020,097	10,900,575	903,019	214,219

Financial investments
In Brazil	7,688,051	4,227,916	4,758,970	2,052,232
Abroad	1,602,049	917,727	4,629	3,619
	9,290,100	5,145,643	4,763,599	2,055,851
	23,310,197	16,046,218	5,666,618	2,270,070

The financial resources available in the country are basically invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities.

(In thousands of Reais, unless stated otherwise)

The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

The financial resources available abroad, held in dollars and euros, are invested in private securities, in banks considered by Management as first-rate and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with insignificant risk of change in their market value.

4.       FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Investments (1)	50,787	39,800	27,554	139,949	34,982	31,505
Usiminas shares (2)	860,591	1,493,204			860,591	1,493,204
Bonds (3)			142,423	111,350			142,423	111,350
	911,378	1,533,004	169,977	251,299	895,573	1,524,709	142,423	111,350

(1)	Comprised of financial investments with a restricted modality and linked to a bank deposit certificate (CDB) to guarantee a letter of guarantee with financial institutions and financial investments in public securities (LFT - Financial Treasury Bills) managed by their exclusive funds. The subsidiary CSN Cimentos Brasil maintains financial investments with restricted availability as guarantee for a liability, with indefinite redemption term, with a balance of R$ 8,497 as of December 31, 2024, and R$ 122,687 as of December 31, 2023. Elizabeth Cimentos and Estanho de Rondônia, controlled by CSN, have investments linked to financing contracts, with maturities in 2030 and 2028, respectively, in the amount of R$ 19,057.

(2)	The Usiminas shares held by the Company ceased to be considered as guarantees (fiduciary alienation) as of June 8, 2024.

(3)	Bonds with Banco Fibra maturing in February 2028 (see note 22.b).

Accounting Policy

Financial investments that are not classified as cash equivalents are measured at amortized cost and fair value through profit or loss.

5.	RECEIVABLES

			Consolidated		Parent Company
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trade receivables
Third parties
In Brazil		1,457,840	1,525,773	868,360	872,666
Abroad		1,563,075	1,801,677	47,258	31,176
		3,020,915	3,327,450	915,618	903,842
Provision for doubtful debts		(212,088)	(226,053)	(95,617)	(119,558)
		2,808,827	3,101,397	820,001	784,284
Related parties	22.a	92,171	168,367	735,140	1,086,083
		2,900,998	3,269,764	1,555,141	1,870,367

(In thousands of Reais, unless stated otherwise)

The composition of the gross balance of receivables from third party customers is shown as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current	2,522,661	2,938,483	821,965	720,879
Past-due up to 30 days	180,249	129,846	257	55,754
Past-due up to 180 days	139,106	36,568	1,442	31,248
Past-due over 180 days	178,899	222,553	91,954	95,961
	3,020,915	3,327,450	915,618	903,842

The changes in expected credit losses are as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Opening balance	(226,053)	(232,830)	(119,558)	(122,872)
(Loss)/Reversal estimated	3,964	(2,959)	18,627	(251)
Recovery and write-offs of receivables	10,001	9,736	5,314	3,565
Closing balance	(212,088)	(226,053)	(95,617)	(119,558)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Financial charges for the credit assignment operation in the year ended December 31, 2024 were R$ 45,587 (December 31, 2023: R$ 34,882) in the consolidated statements and R$ 34,425 (December 31, 2023: R$ 24,983) in the parent company, classified under financial income.

Accounting Policy

Receivables are initially recognized at the transaction price, provided that they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are adjusted at the exchange rate on the date of the financial statements.

The Company annually measures the expected credit losses for the instrument, where it considers all possible loss events over the life of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers customers' history, default rate, financial situation, and the position of their legal advisors to estimate expected credit losses.

In the Mining segment, receivables are composed of the value of invoices issued (quantities, moisture indexes, and preliminary quality levels), valued based on the "Platts" commodity prices on the shipment date, as established in each customer's contract.

When applicable, for outstanding balances, the mark-to-market is made based on the average quotations of the Iron Ore Business Exchange adjusted monthly until the date negotiated for the closing of the final price.

The final invoices, which finalize the export operations and are usually issued after the receipt and analysis of the commodities (approval of quantities, moisture indices and metal contents contained by customers), are valued according to each contract.

(In thousands of Reais, unless stated otherwise)

The result of the necessary adjustments, both for issuing final invoices and for marking to market, is recognized as revenue when it occurs.

6.	INVENTORIES

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Finished goods	4,250,175	3,856,491	2,623,991	2,121,712
Work in progress	3,976,448	3,316,396	1,888,560	1,622,987
Raw materials	2,845,578	2,607,079	1,902,306	1,820,109
Storeroom supplies	1,255,176	1,225,963	459,792	566,961
Advances to suppliers	23,463	85,623	1,432	61,119
Provision for losses	(149,927)	(121,871)	(36,835)	(24,304)
	12,200,913	10,969,681	6,839,246	6,168,584

Classified:
Current	10,439,741	9,557,578	6,839,246	6,168,584
Non-current (1)	1,761,172	1,412,103
	12,200,913	10,969,681	6,839,246	6,168,584

(1)	Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a product. The start of operations is scheduled for the fourth quarter of 2027.

The changes in expected losses on inventories are as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Opening balance	(121,871)	(96,493)	(24,304)	(16,124)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	(28,056)	(25,378)	(12,531)	(8,180)
Closing balance	(149,927)	(121,871)	(36,835)	(24,304)

Accounting Policy

They are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average cost method in the acquisition of raw materials. The cost of finished products and work in progress comprises raw materials, labor, other direct and indirect costs (based on normal production capacity). The net realizable value is the estimated selling price in the normal course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Estimated losses in low turnover or obsolete inventories are constituted when considered necessary.

(In thousands of Reais, unless stated otherwise)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
ICMS (Brazilian State Value-Added Tax)	1,717,547	1,492,575	1,116,394	1,015,444
Brazilian federal contributions	2,336,854	2,729,606	1,376,319	1,592,694
Other taxes	112,866	59,316	13,767	68,391
	4,167,267	4,281,497	2,506,480	2,676,529

Classified:
Current	1,367,316	1,744,074	668,137	855,663
Non-current	2,799,951	2,537,423	1,838,343	1,820,866
	4,167,267	4,281,497	2,506,480	2,676,529

Accounting Policy

Tax credits accumulated essentially derive from ICMS, PIS, and COFINS credits on input purchases and property, plant and equipment used in production, plus IRPJ and CSLL related to Selic rate updates on tax credits awaiting final legal resolution for compensation, classified in non-current assets. The realization of these credits generally occurs through natural offsetting with debits of these taxes, generated by sales operations and other taxed outputs.

The balance of recoverable taxes maintained in the short term is expected to be offset in the next 12 months. Based on budget analyses and projections approved by Management, there is no forecast of risks regarding the non-realization of these tax credits, provided that such budget projections materialize.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Judicial deposits	20			632,950	491,882			202,212	210,833
Derivative transactions	14	152,967	32,211				12,122
Dividends receivable	22.b	201,436	185,178			501,267	562,938
Prepaid expenses		327,403	416,556	9,770	44,027	208,557	248,472	6,093	33,645
Actuarial asset	22.b			47,708	39,530			37,059	31,007
Receivables from related parties	22.b	7,146	13,625	3,695,607	3,451,991	252,380	222,467	4,293,152	3,889,118
Loans with related parties		5,315	5,316	1,903,028	1,659,412	5,315	5,316	2,499,112	2,096,536
Other receivables from related parties		1,831	8,309	1,792,579	1,792,579	247,065	217,151	1,794,040	1,792,582
Other assets		167,111	279,492	846,335	1,283,061	50,291	34,478	821,765	1,235,145
Trading securities		2,947	7,198			2,814	7,054
Compulsory loans from Eletrobrás				51,012	62,913			48,437	60,136
Employee debts		92,628	61,332			47,332	27,166
Receivables by indemnity (1)	14.a		106,405	790,914	1,173,922			773,241	1,173,922
Term of Agreement GSF DFESA		14,264	14,264	2,377	16,642
Advances to suppliers		2,242	10,158	-
Others		55,030	80,135	2,032	29,584	145	258	87	1,087
		856,063	927,062	5,232,370	5,310,491	1,012,495	1,080,477	5,360,281	5,399,748

(1)	In December 2023, the amount of R$ 106,405 was recognized in current assets, referring to a foreign Income Tax litigation, received in the second quarter of 2024, and, therefore, no longer forms part of the "Other assets" line item. Non-current assets are composed of net and certain credit, arising from the final and unappealable decision in favor of the Company, mainly due to losses and damages resulting from voltage sinking in the energy supply in the periods from January/1991 to June/2002. In September 2024, the Company carried out the assignment of credit rights for the amounts overpaid for rail freight from April 1994 to March 1996 to the company RFFSA and received R$ 442,246 in the operation, recording a discount of R$ 84,237. The Company has a purchase option, which can be exercised unilaterally according to the price agreed between the parties until December 31, 2025 or up to 5 days after settlement of the balance by the debtor.

(In thousands of Reais, unless stated otherwise)

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2023 and 2022 include the following direct and indirect subsidiaries and joint ventures, associates, joint ventures, as well as the exclusive funds, as follows:

(In thousands of Reais, unless stated otherwise)

	Equity interests (%)
Companies	12/31/2024	12/31/2023	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A. (7)	69.01	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.90	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda. (6)	99.99		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (4)		79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.98	Electric power generation
Topázio Energética S.A.	99.99	99.98	Electric power generation
Brasil Central Energia Ltda.	99.99	99.98	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (3)	100.00	98.98	Electric power generation
Ventos de Vera Cruz S.A.	99.99	98.97	Electric power generation
Ventos de Curupira S.A	99.99	98.97	Electric power generation
Ventos de Povo Novo S.A.	99.99	98.97	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Mining International GmbH (1)	69.01	79.75	Commercial and representation of products
CSN International Steel GmbH (4)	100.00	-	Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	12.93	14.86	Railroad transportation

(In thousands of Reais, unless stated otherwise)

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A. (2)	29.92		Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.39	Electric power generation
Chapecoense Geração S.A. (3)	9.00	8.91	Electric power generation
Companhia Energética Rio das Antas - Ceran (3)	30.00	29.69	Electric power generation
Ventos do Sul Energia S.A. (3)		9.90	Electric power generation
Foz Chapecó Energia S.A. (3)	9.00	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba	100.00	100.00	Electric power generation
Consórcio Passo Real	100.00	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(*)	Dormant companies.

(1)	On December 2023, the company CSN Mining International GmbH, headquartered in Switzerland, began its iron ore trading operations.

(2)	On January 15, 2024, Panatlântica began to be evaluated through the equity method due to the acquisition of 18.61% of shares at a total price of R$ 150,000, resulting in the Company now holding 29.92% (11.31% as of December 31, 2023) of Panatlântica's capital. Prior to such acquisition, the Company assessed the investment through fair value through profit or loss.

(3)	On February 21, 2024, the Company came to hold 100% of the shares of subsidiary CEEE-G (98.98% as of December 31, 2023), and for this reason, there was a percentage increase in the indirect participation of companies Companhia Energética Rio das Antas – CERAN, Ventos do Sul Energia S.A., Chapecoense Geração S.A., and Foz Chapecó Energia S.A.

(4)	On March 7, 2024, the company CSN International Steel GmbH was established by the Company's direct Subsidiary, CSN Steel S.L.U..

(5)	On September 5, 2024, the liquidation and extinction of CSN Mining Portugal Unipessoal Ltda.

(6)	On November 5, 2024, the Company, together with its subsidiary Companhia Florestal do Brasil, established CSN Incorporação e Participação Ltda., whose main purpose is real estate development.

(7)	On November 12, 2024, the Company sold part of its shares held in the subsidiary CSN Mineração to Itochu Corporation (589,304,801 shares), reducing its stake from 79.75% to 69.01%, see note 9.c.

(In thousands of Reais, unless stated otherwise)

9.a)	Changes in investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

The positions presented as of December 31, 2024 and 2023 and the changes refer to the interest held by CSN in these companies:

								Consolidated
Companies	Ref.	Final balance on 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,381,607		(126,163)	529,211		14,513	2,799,168
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(11,748)			(105,719)
Transnordestina Logística S.A.		1,160,944			(23,599)			1,137,345
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil S.A.		35,488			(231)			35,257
Panatlântica S.A.			150,000	(46,075)	19,233	23,871	78,735	225,764
Equimac S.A		23,793		(1,342)	9,282			31,733
Indirect interest in affiliates - CEEE-G		165,891		(31,610)	44,049		(31,577)	146,753
Fair Value indirect participation CEEE-G		319,709						319,709
Fair Value amortization indirect participation CEEE-G		(23,896)			(18,627)			(42,523)
		5,109,293	150,000	(205,190)	547,570	23,871	61,671	5,687,215

Fair value investments through profit or loss (1)	14	78,737					(78,737)
Others (2)		49,149	5,494				4,153	58,796
		127,886	5,494				(74,584)	58,796

Total shareholdings		5,237,179	155,494	(205,190)	547,570	23,871	(12,913)	5,746,011

Classification of investments in the balance sheet
Equity interests		5,237,177						5,746,011
Investment Property		205,954						202,040
Total investments in the asset		5,443,131						5,948,051

(1)	The reconciliation of the balance refers to the change in the valuation method of the investee Panatlântica due to the aforementioned share acquisitions. As mentioned, the company, which was previously valued at fair value through profit or loss, is now being valued using the equity method.

(2)	Strategic investments in startups made by subsidiary CSN Inova Ventures in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Global Dot.com.

The reconciliation of the equity method results of jointly controlled companies classified as joint ventures and affiliates and the amount presented in the income statement is presented below and derives from the elimination of CSN's transactions with these companies:

(In thousands of Reais, unless stated otherwise)

		Consolidated
	12/31/2024	12/31/2023

Equity in results of affiliated companies
MRS Logística S.A.	529,211	449,462
Transnordestina Logística S.A.	(23,599)	(23,568)
Arvedi Metalfer do Brasil S.A.	(231)	(1,332)
Equimac S.A	9,282	5,311
Indirect interest in affiliates - CEEE-G	44,049	50,757
Panatlântica S.A.	19,233
Fair Value Amortization	(30,375)	(49,068)
	547,570	431,562
Reclassification IAS 28 (1)	(99,279)	(80,313)
Others	(243)	(118)
Equity in results	448,048	351,131

(1)	The operating margin of intercompany operations with group companies classified as joint ventures, which are not consolidated, are reclassified in the Income Statement of the Investment group to the groups of costs and income tax and social contribution.

Below is the reconciliation of the Parent Company's investment:

(In thousands of Reais, unless stated otherwise)

								Parent Company
Companies	Final balance on 12/31/2023	Capital increase	Sales of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2024

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,688,943			(871,053)	121,267	679,249		4,618,406
Sepetiba Tecon S.A.	372,251			(80,184)	10,085			302,152
Minérios Nacional S.A.	143,737			(14,881)	(38,278)			90,578
Fair Value - Minérios Nacional	2,122,071							2,122,071
Companhia Metalúrgica Prada	321,641				(139,955)			181,686
Goodwill - Companhia Metalúrgica Prada	63,509							63,509
CSN Mineração S.A.	8,532,643		(1,013,604)	(3,377,822)	3,470,914	(525,337)		7,086,794
CSN Energia S.A.	24,445	10,000			(14,303)			20,142
FTL - Ferrovia Transnordestina Logística S.A.	131,031				(30,717)			100,314
Companhia Florestal do Brasil	1,331,941				(94,115)	8,577		1,246,403
CBSI - Companhia Brasileira de Serviços de Infraestrutura	37,951			(15,425)	61,700			84,226
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225							15,225
CSN Cimentos Brasil S.A.	6,555,144				54,671	2,764		6,612,579
Others	370			(15)	(1,080)		1,038	313
	24,340,902	10,000	(1,013,604)	(4,359,380)	3,400,189	165,253	1,038	22,544,398
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	193,122			(18,835)	3,064			177,351
MRS Logística S.A.	1,191,104			(63,104)	264,486		7,516	1,400,002
Transnordestina Logística S.A.	1,160,944				(23,599)			1,137,345
Fair Value -Transnordestina	659,106							659,106
Equimac S.A	23,793			(1,342)	9,282			31,733
Panatlântica S.A.		150,000		(46,075)	19,233	23,871	78,735	225,764
Arvedi Metalfer do Brasil S.A.	35,488				(231)			35,257
	3,263,557	150,000		(129,356)	272,235	23,871	86,251	3,666,558
Other participations
Investments at fair value through profit or loss	78,737						(78,737)
Profits on subsidiaries' inventories	(20,109)				(33,622)			(53,731)
Other investments	29				11			40
	58,657				(33,611)		(78,737)	(53,691)

Total shareholdings	27,663,116	160,000	(1,013,604)	(4,488,736)	3,638,813	189,124	8,552	26,157,265

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,516,395)				(738,943)			(3,255,338)
CSN Inova Ventures	(2,107,852)				(1,241,061)			(3,348,913)
CSN Islands XII Corp.	(3,286,160)				(1,517,567)			(4,803,727)
Estanho de Rondônia S.A.	(114,779)	124,500			(56,911)			(47,190)
Others					(2,610)		(1,035)	(3,645)
Total subsidiaries with unsecured liabilities	(8,025,186)	124,500			(3,557,092)		(1,035)	(11,458,813)

Equity Income					81,721

Classification of investments in the balance sheet
Equity interests	27,663,116							26,157,265
Investment Property	137,761							135,557
Total active investments	27,800,877							26,292,822
Provision for Investments with Unsecured Liabilities (liabilities)	(8,025,186)							(11,458,813)
Total active and passive investments	19,775,691							14,834,009

9.b)	Additional information on direct and indirect subsidiaries

•       ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração was completed, through its subsidiary CSN Cimentos.

Elizabeth Cimentos, located in Paraíba, is constituted as a corporation, manufactures and sells Portland cement and clinker. Its products are marketed in all states of the North and Northeast regions.

•       SEPETIBA TECON S.A. (“Tecon”)

(In thousands of Reais, unless stated otherwise)

Its objective is the exploration of the Container Terminal of the Organized Port of Itaguaí, located in Itaguaí, in the state of Rio de Janeiro. The terminal is connected to UPV via the Southeast railway network, conceded to MRS Logística S.A. Services include container, steel product, and general cargo handling and storage operations, among other services such as container washing, maintenance, and sanitization.

TECON was the winner of the bidding process and on October 23, 1998 signed the lease for the operation of the port terminal for a period of 25 years, starting in 2001, which can be extended if the granting authority gives a positive statement.

Upon termination of the lease contract, all rights and benefits transferred to Tecon, along with Tecon's property assets and those resulting from investments made in leased assets, will be returned to the Union, declared reversible by the Union as being necessary for the continuity of the leased terminal's operation. The assets declared as reversible will be compensated by the Union for the residual value of their cost, determined by Tecon's accounting records after deducting depreciation.

•       ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one located in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. The mining operation is based in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and the smelting is located in Ariquemes, where metallic tin is obtained, which is the raw material used in the UPV for the manufacture of metal sheets.

•       COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: steel metal packaging and flat steel processing and distribution.

Packaging

In the steel metal packaging segment, Prada produces the best and safest products in cans, buckets and aerosols. It serves the chemical and food segments, providing packaging and lithography services for the main market companies.

Distribution

Prada also operates in the area of processing and distribution of flat steels, with a diversified product line. Provides coils, rolls, sheets, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, for the most different industry segments - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand of companies throughout the country.

•       METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans for the national and international market of metal packaging for food. Its operation is a strategic asset for CSN's packaging division. The technology used by Metalgráfica is more modern than that used by Prada, improving business competitiveness and strengthening the national chain, especially in relation to substitute packaging.

•       CSN ENERGIA S.A. (“Energia”)

Its main objective is the commercialization of electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the purchased energy, it is sold to the market through the Electric Energy Trading Chamber (“CCEE”). The registered office of the company is located in Volta Redonda - Rio de Janeiro.

(In thousands of Reais, unless stated otherwise)

•       FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created to incorporate the spun-off portion of Transnordestina Logística S.A. It operates public rail freight transport services in Brazil's northeastern network, on sections between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Cabedelo Branch) and Itabaiana and Macau (Macau Branch) ("Network I").

•       CSN MINERAÇÃO S.A. (“CSN Mineração”)

Based in Congonhas, in the state of Minas Gerais, CSN Mineração S.A.'s main objective is the production, purchase and sale of iron ore, and has the foreign market as its main focus for marketing its products. On November 30, 2015, CSN Mineração S.A. began centralizing CSN's main iron ore mining operations, including the establishments of the Casa de Pedra mine, the TECAR port, and an 18.74% stake in MRS. CSN's interest in this subsidiary is 69.01% as of December 31, 2024 (79.75% as of December 31, 2023).

On November 21, 2023, CSN Mining International GmbH was established as a wholly-owned subsidiary of CSN Mining Holding S.L.U., which is itself a wholly-owned subsidiary of CSN Mineração. Located in Zug, Canton of Zug, Switzerland, its purpose is to market raw materials of any type and other goods in its own name and on behalf of third parties, both in Switzerland and abroad, and may perform or intermediate services directly or indirectly related to this objective or associated with it.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the state of Minas Gerais, Minérios Nacional's main objective is the production and sale of iron ore. The subsidiary concentrates the mineral rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all located in Minas Gerais, transferred to Minérios Nacional S.A. in the business combination operation that occurred in 2015.

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Based in São Paulo - SP, CBSI's main objective is to provide services to subsidiaries, affiliates, parent company, and other third-party companies, being able to explore activities related to recovery and maintenance of industrial machines and equipment, civil maintenance, industrial cleaning, product logistics preparation, among others.

•       COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a privately-held corporation and the company's registered office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was established from the former Maxhütte industrial steel complex, in the city of Unterwellenborn, located in Germany. SWT produces steel profile used for civil construction according to international quality standards. Its main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel/year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly-owned subsidiary of CSN.

• COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly-owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly-owned subsidiary of CSN, is an importer and marketer of steel products and maintains its activities in the United States.

(In thousands of Reais, unless stated otherwise)

• LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, in continuity with Siderurgia Nacional – a company privatized by the portuguese government that year –, Lusosider is the only portuguese industry in the steel sector to produce cold-rolled flat steels with anticorrosion coating. The Lusosider has an installed capacity of about 550 thousand tons/year to produce four major groups of steel products: galvanized sheet, cold rolled sheet, pickled sheet and oiled sheet. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in household appliance components.

•       COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira acquired a 66.23% stake in Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which belonged to the State of Rio Grande do Sul. Subsequently, on December 15, 2022, it also acquired a 32.73% stake in CEEE-G from Centrais Elétricas Brasileiras S.A. – Eletrobras. In November 2023, CEEE-G conducted the Public Offering of Shares ("OPA") auction to acquire up to 100% of the shares subject to the offer. In the auction, the Company acquired 1,271 common shares and 338 preferred shares, representing 0.017% of its total share capital. The success of the OPA resulted in the conversion of registration from category "A" to category "B", deferred by CVM on January 25, 2024. On February 21, 2024, the EGM took place, WHICH resolved on the compulsory redemption and subsequent cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five shares), being 41,896 (forty-one thousand, eight hundred and ninety-six) common shares and 56,479 (fifty-six thousand, four hundred and seventy-nine) preferred shares issued by CEEE-G, without modification of the Company's share capital. Therefore, as of this date, Companhia Florestal do Brasil now holds 100% of the shares issued by CEEE-G.

Based in Porto Alegre, Rio Grande do Sul State, CEEE-G's main purpose is to conduct studies, projects, construction, and operation of electric power plants, as well as to execute business acts resulting from these activities, such as electric energy commercialization. CEEE-G exercises shareholding control of the Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for the construction of the Povo Novo Wind Farm Complex. The equity interest in CEEE-G as of December 31, 2024 is 100%.

•       COMPANHIA ENERGÉTICA CHAPECÓ – CEC

Companhia Energética Chapecó, headquartered in São Paulo, is an independent power producer whose main activity is harnessing electric power potential on the Chapecó River through a hydroelectric plant located between the municipalities of Ipuaçu and São Domingos in the state of Santa Catarina, called Central Geradora Quebra-Queixo. On December 11, 2000, Companhia Energética Chapecó signed a Concession Agreement for the Use of Public Property for the generation of electricity No. 94/2000 with the National Electric Energy Agency – Aneel. The concession has a term of 35 years counted from the date of contract signature by the granting authority, which may be extended under conditions established by ANEEL, provided that the hydroelectric project exploitation meets the contract conditions and sector legislation.

•       CSN CIMENTOS BRASIL S.A (“CSN Cimentos Brasil”)

Acquired on September 6, 2022, CSN Cimentos Brasil is constituted as a corporation, domiciled in Brazil, with its headquarters located in Santa Cruz, Rio de Janeiro - RJ. This subsidiary of CSN has industrial plants, warehouses and branches in much of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. CSN's equity interest in CSN Cimentos Brasil as of December 31, 2024 is 99.99%.

(In thousands of Reais, unless stated otherwise)

9.c)	Main events occurred in subsidiaries in 2024 and 2023

•       CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement segment operations began in the Group in May 2009, through a grinding unit in Volta Redonda/RJ, driven by the synergy between this activity and the slag generation produced by the blast furnaces of Usina Presidente Vargas ("UPV"), a material used as the main raw material for cement production.

In 2011, its own clinker production was started, with the installation of a rotary clinker kiln in Arcos, Minas Gerais, using calcitic limestone extracted from the Bocaina Mine, existing in the same location that also supplies the steel limestone to the UPV. This clinker produced is primarily sent by railway to the cement factory in Volta Redonda/RJ.

In 2015, the Arcos/MG unit started cement production with the installation of two vertical cement mills and in 2016 a second clinker production line was installed, thus achieving self-sufficiency of clinker in cement production.

The main product of Arcos is CP-II type cement, basically composed of clinker, slag, limestone, and gypsum, with the composition varying according to the product. Still in Arcos, there is exploration of calcitic limestone and dolomite, which is destined for the UPV.

On August 31, 2023, the reverse merger of CSN Cimentos by CSN Cimentos Brasil was approved with the transfer of all assets, property (movable and immovable), rights and obligations. The Appraisal Report of CSN Cimentos' shareholders' equity was prepared based on a specific balance sheet with a base date of June 30, 2023.

As a result of the merger, CSN Cimentos Brasil's shareholders' equity was increased by R$ 2,383,276, of which R$ 2,300,489 were allocated to the share capital and R$ 82,786 to the capital reserve account.

(In thousands of Reais, unless stated otherwise)

(R$'000)	Accounting collection as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

•	CSN Mineração S.A. (“CSN Mineração”)

Share buyback program of subsidiary CSN Mineração

CSN Mineração approved, in Board of Directors Meetings, the Share Buyback Programs, for treasury maintenance and subsequent disposal or cancellation, under the terms of CVM instruction 77/2022, described below:

Program	Board’s Authorization	Authorized amount	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Balance in treasury shares
3º	05/18/2022	106,000,000	From 5/19/2022 to 5/18/2023
4 º	06/28/2024	100,000,000	From 6/28/2024 to 12/19/2025	R$ 6.0497	R$ 5.2798 and R$ 7.1162	53,294,300		53,294,297
4 º							(3)	(3)
						53,294,300	(3)	53,294,294

The Share Buyback Program, for treasury maintenance and subsequent disposal or cancellation, under the terms of CVM instruction 77/2022, approved on June 28, 2024 by the Board of Directors, consists of:

• Buyback of up to 100,000,000 shares;

• Program term from June 28, 2024 to December 19, 2025;

• Acquisition price may not be higher than the quotation on the Stock Exchange;

• Buyback operations intermediated by qualified financial institutions.

On October 17, 2024, CSN Mineração approved in a Board of Directors meeting the cancellation of three treasury shares, without changing the subsidiary's share capital value because of the share cancellation. Consequently, the Company's share capital is now divided into 5,485,338,835 shares.

(In thousands of Reais, unless stated otherwise)

Distribution of dividends from subsidiary CSN Mineração:

On May 9, 2024, the Board of Directors of CSN Mineração approved the distribution of interim dividends to the profit reserve account in the amount of R$ 1,025,040, corresponding to R$ 0.186869166032 per share, in anticipation of the minimum mandatory dividend.

At a CSN Mineração Board of Directors meeting held on September 30, 2024, the following distributions were approved: extraordinary interim dividends from profits recorded in the balance sheet as of August 31, 2024, totaling R$ 2,375,000, corresponding to R$ 0.43689118448 per share; intermediate dividends from the profit reserve from previous fiscal years, in the amount of R$ 160,000, corresponding to R$ 0.02943266927 per share; and payment of interest on equity by CSN Mineração in the amount of R$ 465,000, corresponding to R$ 0.08553869507 per share.

On December 27, 2024, CSN Mineração's Board of Directors approved the payment of interest on equity in the amount of R$ 211,610, corresponding to the value of R$ 0.03895595758 per share.

Approval, execution and sale of minority interest in subsidiary CSN Mineração

The Company, in a Board of Directors meeting held on October 17, 2024, approved the Non-Binding Proposal with Itochu Corporation for the sale of a minority stake of up to 11% in its subsidiary CSN Mineração, at a price per share of R$ 7.50.

On November 5, 2024, in a new Board of Directors meeting, the approval of a Share Purchase Agreement was deliberated for the sale of 589,304,801 common shares issued by CSN Mineração at a unit price of R$ 7.50 per share, totaling R$ 4,419,786, which was paid in cash by Itochu Corporation to CSN on the date of the share transfer.

11/30/2024
Number of shares sold	589,304,801
Share price	R$ 7.50
(+) Cash received (a)	4,419,786
Number of shares sold	589,304,801
Equity cost of the share	R$ 1.72
(-) Write-off of investment (b)	1,013,604
(=) Gain in operation (a) - (b)	3,406,182

After approval of the transaction by the Administrative Council for Economic Defense – CADE, Itochu Corporation became a signatory to the Shareholders' Agreement of CSN Mineração, amended on November 6, 2024, without changing the rights of the parties to such agreement.

As of November 12, 2024, due to this operation, CSN now holds 3,785,474,692 common shares issued by CSN Mineração, reducing its direct stake to 69.01%, while Itochu Corporation now holds 589,304,801 common shares issued by CSN Mineração, reaching a direct stake of 10.74% and an indirect stake of 9.26% through Japão Brasil Minério de Ferro Participações LTDA. Therefore, the shareholding composition of CSN Mineração became:

(In thousands of Reais, unless stated otherwise)

SHAREHOLDER	SHARES	% SHAREHOLDING
COMPANHIA SIDÚRGICA NACIONAL	3,785,474,692	69.01%
ITOCHU CORPORATION	589,304,801	10.74%
Japão Brasil Minério de Ferro Participações LTDA	507,762,966	9.26%
POSCO Holding Inc.	102,186,675	1.86%
CHINA STEEL CORPORATION	22,366,860	0.41%
Tesouraria	53,294,297	0.97%
Outros	424,948,544	7.75%
Total SHARES	5,485,338,835	100.00%

9.d)	Joint ventures and joint operations financial information

The balances of the balance sheet and income statement of the companies whose control is shared are shown below and refer to 100% of the companies' profit or loss:

				12/31/2024				12/31/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,147,393	277,966	22,028	82,129	3,388,052	786,007	13,953	93,712
Advances to suppliers	42,649	45,512	49	395	101,318	6,161	77	409
Other assets	1,182,598	83,348	25,070	27,251	1,390,540	67,758	16,747	30,517
Total current assets	5,372,640	406,826	47,147	109,775	4,879,910	859,926	30,777	124,638
Non-current Assets
Other assets	448,946	143,562	142	10,144	679,749	97,560	599	18,054
Investments, PP&E and intangible assets	14,791,500	13,193,728	75,782	263,998	12,774,225	12,062,189	48,570	296,818
Total non-current assets	15,240,446	13,337,290	75,924	274,142	13,453,974	12,159,749	49,169	314,872
Total Assets	20,613,086	13,744,116	123,071	383,917	18,333,884	13,019,675	79,946	439,510

Current Liabilities
Borrowings and financing	547,803	36,181	19,009		993,367	167,201	8,552
Lease liabilities	738,978		288		565,002		684
Other liabilities	2,103,399	128,528	16,642	15,664	2,111,251	80,851	8,310	21,222
Total current liabilities	3,390,180	164,709	35,939	15,664	3,669,620	248,052	17,546	21,222
Non-current Liabilities
Borrowings and financing	7,524,173	7,943,354	21,074		5,879,207	8,481,707	12,734
Lease liabilities	1,158,058		213		1,665,072		253
Other liabilities	1,074,757	3,268,493	2,379	4,457	729,736	1,873,232	1,827	22,140
Total non-current liabilities	9,756,988	11,211,847	23,666	4,457	8,274,015	10,354,939	14,814	22,140
Shareholders’ equity	7,465,918	2,367,560	63,466	363,796	6,390,249	2,416,684	47,586	396,148
Total liabilities and shareholders’ equity	20,613,086	13,744,116	123,071	383,917	18,333,884	13,019,675	79,946	439,510

(In thousands of Reais, unless stated otherwise)

				01/01/2024 to 12/31/2024				01/01/2023 to 12/31/2023
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	7,028,472		84,049	187,622	6,445,618		52,453	191,430
Cost of sales and services	(3,909,609)		(45,317)	(121,034)	(3,444,706)		(29,333)	(99,756)
Gross profit	3,118,863		38,732	66,588	3,000,912		23,120	91,674
Operating (expenses) income	89,237	(34,704)	(7,433)	(66,437)	(485,694)	(38,315)	(4,640)	(83,139)
Financial income (expenses), net	(1,160,359)	(14,421)	(3,308)	14,076	(722,407)	(10,745)	(2,763)	5,849
Profit/(Loss) before IR/CSLL	2,047,741	(49,125)	27,991	14,227	1,792,811	(49,060)	15,717	14,384
Current and deferred IR/CSLL	(632,231)		(8,398)	(7,909)	(586,831)		(3,388)	(4,673)
Profit / (loss) for the year	1,415,510	(49,125)	19,593	6,318	1,205,980	(49,060)	12,329	9,711

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996, whose objective is to operate, under concession, the Itá Hydroelectric Power Plant - UHE Itá ("UHE Itá"), with 1,450 MW of installed capacity, located on the Uruguay River, at the border of Santa Catarina and Rio Grande do Sul states. The Itá HPP concession is shared with ENGIE Brasil Energia S.A., and CSN's stake in ITASA is 48.75%.

•       MRS LOGÍSTICA S.A. (“MRS”)

Located in Rio de Janeiro-RJ, the company aims to explore, through onerous concession, the public cargo railway transportation service in the right-of-way of the Southeast Network, located in the Rio de Janeiro, São Paulo, and Minas Gerais axis, from the defunct Rede Ferroviária Federal S.A. - RFFSA. The original concession term of 30 years counted from December 1, 1996, was extended by the granting authority in July 2022 for an additional 30 years counted from December 1, 2026.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the granted railway services.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.75% interest in the total share capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 12.93% interest in the share capital of MRS.

The direct participation of CSN Mineração in MRS is 18.74%; and considering the percentage of participation of CSN, of 18.75%, mentioned above, the total participation is 37.49%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW, consisting of 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the Consortium whose purpose is the production of electric energy for the own consumption of the consortium members, according to the percentage of participation of each company.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE ITAÚBA

The Itaúba Hydroelectric Power Plant is located on the Jacuí river, in the municipality of Pinhal Grande, state of Rio Grande do Sul, and is composed of 4 Generating Units, with installed power of 500,400.00 KW.

(In thousands of Reais, unless stated otherwise)

CSN has a direct participation of 36.60% and indirectly through its subsidiaries of an additional 63.40%, totaling a participation of 100%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Passo Real Hydroelectric Power Plant is located on the Jacuí river, in the municipality of Salto do Jacuí, state of Rio Grande do Sul, and is composed of 2 Generating Units, with installed power of 158,000.00 KW.

CSN has a direct participation of 46.97% and indirectly through its subsidiaries of an additional 53.03%, totaling a participation of 100%.

9.e) TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

Its main objective is to explore and develop public cargo railway transportation services in the northeastern Brazil, comprising the sections from Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Suape Port and Missão Velha - Pecém Port ("Malha II"). On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure at that time, the first amendment to the Concession Contract was signed. This amendment redefined the scope and completion deadlines for TLSA's railway sections, notably providing for the return of the Salgueiro-Porto de Suape section, resulting in a project with the current 1,206 km of railway network and a completion deadline of December 2029.

The Management relies on resources from its shareholders and third parties to complete the project, which it expects to be available based on agreements and recent discussions between the involved parties. The amendment signed in 2024 with FDNE for an operation of R$ 3.6 billion in convertible bonds has made the resources for completing the project practically fully secured. After evaluating this matter, Management concluded as appropriate the use of the operational continuity accounting basis of the project in the preparation of its financial statements.

Accounting Policy

Equity method of accounting and consolidation

The equity method of accounting for subsidiaries, joint ventures and associates is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and/or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly controlled entities: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

•	Joint operations: are accounted for in the financial statements to represent the Company's contractual rights and obligations.

•	Joint ventures: are accounted for under the equity method and are not consolidated.

Associates: Are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

(In thousands of Reais, unless stated otherwise)

Exclusive funds: The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

Consortiums: Electricity consortia are a form of collective electricity purchasing that allows groups of consumers to join to negotiate better supply conditions. In the Group, the Company and its subsidiaries CEEE-G, CSN Mineração, Cimentos Brasil, Elizabeth Cimentos, and Minérios Nacional participate in the listed consortiums. The profit or loss arising from consortium operations is recognized in the consortium companies according to the participation percentage.

Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, jointly controlled entities and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The effects on the results of transactions with jointly controlled entities are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income tax and social contribution.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

Advances made in foreign currencies are recorded at the exchange rate of the date the entity makes the advance payments or receipts, recognizes (transaction date) as a non-monetary asset or non-monetary liability.

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount.

9.f)	Investment properties

The balance of investment properties is shown below:

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Cost		156,811	82,737	239,548	94,257	74,392	168,649
Accumulated depreciation			(33,594)	(33,594)		(30,888)	(30,888)
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Depreciation	26		(3,961)	(3,961)		(2,204)	(2,204)
Transfer between groups - fixed assets and investment property		726		726
Write-offs	27	(679)		(679)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(38,103)	(38,103)		(33,089)	(33,089)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557

(In thousands of Reais, unless stated otherwise)

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2024. The fair value of investment property in the consolidated statement as of December 31, 2024 is R$ 2,431,581 (R$ 2,235,614 as of December 31, 2023) and in the parent company R$ 2,306,478 (R$ 2,117,924 as of December 31, 2023).

The estimated average useful lives for the exercises are as follows (in years):

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Buildings	28	28	30	29

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated since it has an indefinite useful life.

10.	PROPERTY, PLANT AND EQUIPMENT

10.a)	Composition of property, plant and equipment

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Outros (**)	Total
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost		525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation			(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences		9,943	14,711	209,148	2,991	(93,527)	14,627	916	158,809
Acquisitions		1,105	19,464	147,439	9,562	5,313,404	14,117	32,533	5,537,624
Capitalized interest	28					206,764			206,764
Write-offs	27			(22,978)	(19)	(37,463)	(855)	(204)	(61,519)
Depreciation	26		(290,195)	(2,981,703)	(11,689)		(231,394)	(54,260)	(3,569,241)
Transfers to other asset categories		57,087	464,518	3,197,335	58,293	(3,839,459)		62,226
Transfer between groups - intangible assets and investment property		(726)				(73,625)		(838)	(75,189)
Right of use - Remesurement							285,533		285,533
Others			31,695	303		(19,888)		3,674	15,784
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Cost		25,618	534,794	16,938,652	101,426	814,174	41,584	171,615	18,627,863
Accumulated depreciation			(250,464)	(9,841,500)	(91,918)		(35,517)	(119,649)	(10,339,048)
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Acquisitions					1,894	2,640,984			2,642,878
Capitalized interest	28					80,457			80,457
Write-offs	27			(10,703)		(34,787)			(45,490)
Depreciation	26		(23,252)	(1,269,558)	(3,159)		(10,458)	(11,434)	(1,317,861)
Transfers to other asset categories			67,837	1,412,934	3,228	(1,490,352)		6,353
Transfers to intangible assets						(25,388)			(25,388)
Right of use - Remesurement							41,973		41,973
Others				(97)		(874)			(971)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Cost		25,618	600,505	18,210,106	106,548	1,984,214	48,227	175,734	21,150,952
Accumulated depreciation			(271,590)	(10,980,378)	(95,077)		(10,645)	(128,849)	(11,486,539)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413

(*)	Highlights of project advancements include: (i) business expansion, mainly port expansion in Itaguaí and Casa de Pedra, Itabirito project and tailings recovery; (ii) new integrated cement plant projects; (iii) comprehensive overhaul of blast furnace and coke batteries at Presidente Vargas Plant; and (iv) capitalized interest added in the fiscal year.
(**)	Refer substantially to assets classified as vehicles and hardware.

(In thousands of Reais, unless stated otherwise)

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Buildings and Infrastructure	33	33	28	30
Machinery, equipment and facilities	17	18	18	18
Furniture and fixtures	10	11	12	13
Others	10	10	10	10

10.b) Right of use

Below are the changes in the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences		9,939	2,209	2,479	14,627
Addition	4,272		6,549	3,296	14,117
Remesurement	58,103	3,627	202,990	20,813	285,533
Depreciation	(38,290)	(16,511)	(150,430)	(26,163)	(231,394)
Write-offs			(855)		(855)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Cost	655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation	(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	5,110	957	-	6,067
Cost	37,416	2,477	1,691	41,584
Accumulated depreciation	(32,306)	(1,520)	(1,691)	(35,517)
Balance at December 31, 2023	5,110	957	-	6,067
Remesurement	41,297	90	586	41,973
Depreciation	(9,013)	(859)	(586)	(10,458)
Balance at December 31, 2024	37,394	188	-	37,582
Cost	43,969	2,567	1,691	48,227
Accumulated depreciation	(6,575)	(2,379)	(1,691)	(10,645)
Balance at December 31, 2024	37,394	188	-	37,582

(In thousands of Reais, unless stated otherwise)

Accounting Policy

Property, plant and equipment are recorded at acquisition, formation, or construction cost less depreciation or accumulated depletion and impairment. Depreciation is calculated using the linear method based on the remaining useful life of the assets or the contract term, whichever is shorter. The exhaustion of mines is calculated based on the quantity of ore extracted and lands are not depreciated since they are considered to have an indefinite useful life. Other expenses are posted to the expense account when incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction, and/or production of qualifying assets are capitalized as part of the asset cost when it is probable that they will result in future economic benefits and when they are ready to perform their functions according to the Company's intended purpose.

•         Costs of Development of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of mines in operation are capitalized and amortized using the produced (extracted) units method based on probable and proven quantities of ore.

•	Expenses with Exploration

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after this period, subsequent costs are capitalized.

•	Overburden Removal Expenses

Expenses incurred during the mine development phase, before the production phase, are recorded as part of the depreciable development costs. Subsequently, these costs are amortized during the mine's useful life based on probable and proven reserves.

•	Overburden Costs

The overburden costs incurred in the production phase are added to the inventory value, except when a specific extraction campaign is carried out to access deeper deposits of the ore body. In this case, costs are capitalized and classified in non-current assets and are amortized over the life of the mine.

(In thousands of Reais, unless stated otherwise)

11.	INTANGÍVEL

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Cost		4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397	190,240	190,240
Accumulated amortization		(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)	(132,358)	(132,358)
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Effect of foreign exchange differences			4,748	504	36,655			41,907
Acquisitions				2,956				2,956
Transfer between groups - fixed assets				70,819		3,644		74,463	25,388	25,388
Write-offs	27			(798)				(798)
Amortization	26		(49,785)	(26,975)	(4)	(141,446)		(218,210)	(15,200)	(15,200)
Transfers to other asset categories				49,786	1,780	(51,566)
Others						1,292		1,292
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827	217,832	217,832
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)	(149,762)	(149,762)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070

(*)	Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, with amortization performed over the contract's term..

11.a)	Assets with indefinite useful lives

Goodwill arising from expected future profitability of acquired companies and intangible assets of brands with indefinite useful lives were allocated to CSN's operating divisions (CGUs), which represent the lowest level of assets or group of assets of the Group.

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	217,538	179,175	453,133	414,770
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	468,870	468,870	34,822	34,822	503,692	503,692
		4,126,255	4,126,255	252,360	213,997	4,378,615	4,340,252

(1)	CBL Group in 2011 and Metalgráfica Iguaçu in 2022 by PRADA;
(2)	Stahlwerk Thuringen GmbH (“SWT”) and Gallardo Sections in 2012 by CSN;
(3)	Namisa in 2015 by CSN Mineração;
(4)	CBSI in 2019 by CSN;
(5)	Elizabeth Cimentos S.A. in 2021 and CSN Cimentos Brasil S.A. in 2022 by CSN.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Software	8	10	9	9
Customer relationships	13	13

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through a business combination. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated exploration or recovery periods.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with indefinite useful lives are not amortized.

(In thousands of Reais, unless stated otherwise)

•	Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities acquired. The goodwill from business combinations is recorded as an intangible asset in the consolidated financial statements. In the individual balance sheet goodwill is included in investments. Gain from advantageous purchase is recorded as gain in profit or loss for the year on the acquisition date. Gains and losses from the disposal of a Cash Generating Unit (“CGU”) include the carrying amount of goodwill related to the CGU sold.

12.	IMPAIRMENT

a)	Impairment test of goodwill and other assets

The Company annually tests impairment for assets that had indications that they could be devalued and for goodwill. For the Company's impairment tests, the recoverable amount of each cash-generating unit ("CGU") was evaluated using either Fair Value Less Cost of Disposal ("FVLCD") or Value in Use ("VIU") models, both through discounted cash flow techniques, classified as "level 3" in the fair value hierarchy, considering sales proposals and agreements when applicable.

Cash flows were discounted using a discount rate, in real or nominal terms, after taxes that represents an estimate of the rate that a market participant would apply considering the time value of money and the specific risks of the asset. The Company used the Weighted Average Cost of Capital ("WACC") of its respective business segments as a starting point for determining the discount rates, with adjustments to reflect the risk profile in which the CGUs individually operate.

As a matter of practice, the cash flows of the Company's CGUs are prepared for a period of 10 years and are assumed to be perpetual from the 10th year onwards, without considering the actual growth rate, based on the past performance and future expectations for the performance of each of these businesses. For the Mining Segment, 42 years were used, which is the estimated end of the mine's useful life, and for Logistics, the term of 33 years, which is the end of the concession.

These expectations form the basis for using a 10-year or longer period, as in the case of Mining and Logistics CGUs, and take into consideration (i) the operational launch of the Mining business expansion, which is in the detailed engineering phase with equipment acquisition to occur over the next 6 years; (ii) Cement, with significant limestone and gypsum deposit reserves and long-term contracts, especially for slag, both with useful life and terms exceeding 10 years, respectively; (iii) Logistics, the renewal of the concession contract, (iv) and Steel, new investments over the next 3 years for improved operational efficiency through industrial park modernization.

Goodwill allocated to Packaging operations

Book value	170,163
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Gross margin update based on historical data, incorporation of business restructuring impacts and market trends
Cost updating	Update of costs based on historical data of each product and incorporation of the impacts of business restructuring
Perpetuity growth rate	No growth
Discount rate, in real terms	11.89%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 2% reduction in volume or a 3% reduction in price would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

(In thousands of Reais, unless stated otherwise)

Goodwill allocated to Mining operations

Book value	3,236,402
Cash Flow Period	2025 to 2066 (end of mine life)
Gross Margin	It reflects cost projection due to the progress of the mining plan as well as startup and operational ramp-up of projects. Projected prices and exchange rates according to sector reports
Cost updating	Update of costs based on historical data, progress of the mining plan as well as startup and ramp-up of projects
Perpetuity growth rate	No perpetuity
Discount rate, in real terms	11.10%
Measurement of recoverable value	FVLCD
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 20% reduction in volume or a 9% reduction in price would result in the estimated recoverable amount equal to the carrying amount of that CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill allocated to Other Steel Operations

Book value	15,525
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Updating costs based on historical data and market trends
Perpetuity growth rate	No growth
Discount rate, in real terms	11.89%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 10% reduction in revenue would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

(In thousands of Reais, unless stated otherwise)

Goodwill and Brands allocated to Long Steel operations - SWT

Book value	453,133
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Updating costs based on historical data and market trends
Perpetuity growth rate	No growth
Discount rate, in real terms	4.14%, in Euro
Measurement of recoverable value	VIU
Projected price range € / t	Market-based data
Sensitivity of key assumptions	A 24% reduction in volume or a 4% reduction in price would result in the estimated recoverable amount equal to the carrying amount of that CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

Goodwill and Brands with indefinite useful life allocated to Cement Operations

Book value	503,692
Cash Flow Period	2025 to 2034 + perpetuity
Gross Margin	Update of gross margin based on historical data and market trends
Cost updating	Study-based costs and market trends
Perpetuity growth rate	Growth in line with inflation
Discount rate, in nominal terms	12.95%
Measurement of recoverable value	VIU
Projected price range R$ / t	Market-based data
Sensitivity of key assumptions	A 27% reduction in volume or 13% in price would result in the estimated recoverable amount equal to the carrying amount of this CGU
Test result	The recoverable value of the asset exceeds its book value, therefore no impairment loss is recognized.

(In thousands of Reais, unless stated otherwise)

a)	Investment Impairment Test

Recoverable Amount Measurement – TLSA

Book Value (Equity)	1,796,451
Cash Flow Period	By 2057
Gross margin	Estimated based on market study to capture loads and operating costs according to market trend studies
Cost estimate	Costs based on study and market trends and simulations that calculate diesel costs, main operating cost
Perpetuity growth rate	No growth rate was considered due to the projected model until the end of the concession in 2057
Discount rate, in real terms	Ranges from 5.56% to 6.68% in real terms
Measurement of recoverable value	VIU
Range of prices projected for rail transport	Market-based data
Sensitivity of key assumptions	An 18% reduction in sales volume would result in the estimated recoverable amount equal to the carrying amount of this asset
Test result	The recoverable amount of the investment is higher than its book values, and no impairment loss is recognized

In addition, CSN, as an investor, tested the recoverability of its investment in TLSA based on TLSA's ability to pay dividends, a methodology known as the Dividend Discount Model (DDM), to recover the capital invested by its shareholders. To perform this test, some factors were considered, such as:

•	The dividend flow was extracted from TLSA's nominal cash flow;
•	The dividend flow was calculated considering the annual participation percentages, considering the dilutions of CSN's participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of own capital (Ke) embedded in the TLSA WACC rate; and
•	This extracted Ke was the one calculated in the "rolling WACC" of the TLSA.

Due to the sharing of investor risks and the fact that the asset being tested represents the cash-generating unit itself, which equals the legal entity, the risk determined by CSN's Management is the same applied by TLSA when evaluating the investment of its own assets, with no additional risk factor required for the model.

Accounting Policy

Impairment of Non-Financial Assets

Non-financial assets are analyzed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount, the latter being the higher of an asset's fair value less costs of disposal ("FVLCD") and its value in use ("VIU").

The FVLCD is normally measured based on the present value of the estimated cash flows – Discounted Cash Flows (“DCF”) arising from the continued use of the asset from the perspective of a market participant, including any prospects for expansion. The VIU is measured by the DCF that is expected by the continuous use of the asset in its current conditions, without considering future developments. These two premises are different from those used in the fair value calculation, consequently the VIU calculation will probably give a different result from the FVLCD calculation.

(In thousands of Reais, unless stated otherwise)

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable incoming cash flows (Cash Generating Unit – “CGU”). For this test, goodwill is allocated to the CGUs or to the group of CGUs that should benefit from the Business Combination to which the goodwill originated, being identified according to the operating segment.

Non-financial assets, other than goodwill, that have been impaired in prior years are reviewed at the end of each year whenever events or circumstances indicate that the impairment is no longer applicable. In such cases, a reversal of impairment will be recognized.

Fair-value impairment test of Investments

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount.

Management's estimates and judgments

(*) The impairment test of goodwill and intangible assets with indefinite useful lives includes the assets of these cash-generating units in addition to the balance of other intangible assets. The test is based on comparing the book balance with the value in use of these units, determined based on past experience in making reliable and accurate forecasts for periods longer than 5 years, using discounted cash flow projections for future years and budgets approved by Management, as well as using assumptions and judgments related to (i) growth rate, (ii) costs and expenses, (iii) discount rate, (iv) future working capital and investment ("Capex"), (v) mineral reserves and resources measured by internal specialists, (vi) useful life of the cash-generating unit (relationship between production and mineral reserves or the concession term), as well as observable macroeconomic assumptions in the market. Additionally, Steel, Cement, Packaging, Energy, Logistics and Minerals are essential inputs, which also justify the use of longer periods for the preparation of their projections.

These assumptions are subject to future risks and uncertainties and could materially change the Company's projections, and the approaches used to perform these analyses may improve over time. Therefore, they may affect the recoverable value of assets.

13.	LOANS, FINANCING AND BONDS (“DEBTS”)

The balances of loans, financing and bonds that are recorded at amortized cost are as follows:

(In thousands of Reais, unless stated otherwise)

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Foreign Debt
Floating Rates:
Prepayment	2,331,452	548,230	7,585,516	6,576,696	1,223,673	224,292	1,991,444	1,805,805
Fixed Rates:
Bonds (USA), Facility, CCE and ACC	2,804,036	2,079,972	24,162,280	17,815,926	2,464,054	1,471,915	1,263,229	1,123,182
Intercompany					470,156	490,966	11,310,104	7,197,800
Fixed interest in EUR
Intercompany					351,827	1,030,571		303,345
Facility	657,980	327,873	305,556	114,227
	5,793,468	2,956,075	32,053,352	24,506,849	4,509,710	3,217,744	14,564,777	10,430,132

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, bonds (BRA), NCE and CCB	3,109,090	4,745,721	16,602,668	13,265,267	715,567	2,395,570	10,602,270	7,738,683
	3,109,090	4,745,721	16,602,668	13,265,267	715,567	2,395,570	10,602,270	7,738,683
Total Borrowings and Financing	8,902,558	7,701,796	48,656,020	37,772,116	5,225,277	5,613,314	25,167,047	18,168,815
Transaction Costs and Issue Premiums	(80,879)	(88,429)	(563,078)	(526,408)	(24,103)	(24,850)	(122,581)	(65,974)
Total Borrowings and Financing + Transaction cost	8,821,679	7,613,367	48,092,942	37,245,708	5,201,174	5,588,464	25,044,466	18,102,841

13.a)	Debt changes

The following table shows the reconciliation of the book value at the beginning and end of the year:

			Consolidated		Parent Company
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Opening balance		44,859,075	40,918,742	23,691,305	21,413,268
New debts		10,180,554	15,753,501	7,352,398	10,018,056
Repayment		(6,927,383)	(9,892,344)	(5,295,236)	(6,985,915)
Payments of charges		(4,052,226)	(3,428,721)	(1,787,615)	(1,647,267)
Accrued charges	28	4,230,413	3,664,313	1,869,794	1,797,838
Others (1)		8,624,188	(2,156,416)	4,414,994	(904,675)
Closing balance		56,914,621	44,859,075	30,245,640	23,691,305

(1)	Including unrealized exchange and monetary variations and funding cost.

In 2024, the Company entered into new debt agreements and amortized borrowings and financing as shown below:

(In thousands of Reais, unless stated otherwise)

				Consolidated
				12/31/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,368,163	2027	(910,098)	(601,576)
Bonds (USA), ACC, CCE and Facility	5,764,390	2024 to 2027	(3,895,219)	(1,545,960)
BNDES/FINAME/FINEP, bonds (BRA), NCE, Facility and CCB	3,048,001	2024 to 2029	(2,122,066)	(1,904,690)
	10,180,554		(6,927,383)	(4,052,226)

13.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2024			12/31/2024
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	In Dollar 6.63% In Euro 4.13%	In Real - 14.17%		In dollar 3.71% In Euro 3.53%	In Real 14.43%
2025	5,793,468	3,109,090	8,902,558	4,509,710	715,567	5,225,277
2026	3,743,647	2,451,482	6,195,129	996,391	1,986,057	2,982,448
2027	3,092,488	3,960,658	7,053,146	1,579,037	3,425,557	5,004,594
2028	9,587,952	2,129,007	11,716,959	3,958,892	1,858,557	5,817,449
2029	661,132	1,088,655	1,749,787	386,178	826,578	1,212,756
2030 to 2032	14,522,803	4,087,733	18,610,536	7,644,279	989,265	8,633,544
After 2032	445,330	2,885,133	3,330,463		1,516,256	1,516,256
	37,846,820	19,711,758	57,558,578	19,074,487	11,317,837	30,392,324

•       Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of December 31, 2024, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

Accounting Policy

Loans and borrowings are initially recognized at fair value, net of transaction cost and subsequently measured at amortized cost and restated using effective interest methods and charges. Interest, commissions, and any financial charges are recorded on an accrual basis, that is, in accordance with the time elapsed.

14.	FINANCIAL INSTRUMENTS

14.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, the Company may also operate with derivative financial instruments, such as swap of exchange or interest and commodities derivatives.

Considering the nature of these instruments, their fair values are basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

(In thousands of Reais, unless stated otherwise)

Classification of financial instruments

								Consolidated
				12/31/2024				12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		23,310,197	23,310,197			16,046,218	16,046,218
Financial investments	4	860,591	50,787	911,378		1,493,204	39,800	1,533,004
Trade receivables	5	181,262	2,719,736	2,900,998			3,269,764	3,269,764
Dividends and interest on equity	8		201,436	201,436			185,178	185,178
Derivative financial instruments	8	152,967		152,967		32,211		32,211
Trading securities	8	2,947		2,947		7,198		7,198
Loans - related parties	22.a		5,315	5,315			5,316	5,316
Receivables by indemnity	8						106,405	106,405
Total		1,197,767	26,287,471	27,485,238		1,532,613	19,652,681	21,185,294

Non-current
Financial investments	4		169,977	169,977			251,299	251,299
Other trade receivables			1,888	1,888			10,406	10,406
Eletrobrás compulsory loan	8		51,012	51,012			62,913	62,913
Receivables by indemnity	8		790,914	790,914			1,173,922	1,173,922
Loans - related parties	22.a		1,903,028	1,903,028			1,659,412	1,659,412
Investments	9					78,737		78,737
Total			2,916,819	2,916,819		78,737	3,157,952	3,236,689

Total Assets		1,197,767	29,204,290	30,402,057		1,611,350	22,810,633	24,421,983

Liabilities
Current
Borrowings and financing	13		8,902,558	8,902,558			7,701,796	7,701,796
Lease liabilities	15		206,323	206,323			137,638	137,638
Trade payables	16		7,030,734	7,030,734			7,739,520	7,739,520
Trade payables - Forfaiting	16.a		2,902,593	2,902,593			4,209,434	4,209,434
Dividends and interest on capital	17		61,965	61,965			80,624	80,624
Derivative financial instruments	17				672,280	263,747		936,027
Total			19,104,173	19,104,173	672,280	263,747	19,869,012	20,805,039

Non-current
Borrowings and financing	13		48,656,020	48,656,020			37,772,116	37,772,116
Lease liabilities	15		633,982	633,982			596,123	596,123
Trade payables	16		43,263	43,263			31,060	31,060
Derivative financial instruments	14.c	157,857		157,857		60,468		60,468
Concessions to be paid	17		78,728	78,728			74,177	74,177
Total		157,857	49,411,993	49,569,850		60,468	38,473,476	38,533,944

Total Liabilities		157,857	68,516,166	68,674,023	672,280	324,215	58,342,488	59,338,983

(In thousands of Reais, unless stated otherwise)

							Parent Company
				12/31/2024			12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		5,666,618	5,666,618		2,270,070	2,270,070
Financial investments	4	860,591	34,982	895,573	1,493,204	31,505	1,524,709
Trade receivables	5		1,555,141	1,555,141		1,870,367	1,870,367
Derivative financial instruments	8				12,122		12,122
Dividends and interest on equity	8		501,267	501,267		562,938	562,938
Trading securities	8	2,814		2,814	7,054		7,054
Loans - related parties	22.a		5,315	5,315		5,316	5,316
Total		863,405	7,763,323	8,626,728	1,512,380	4,740,196	6,252,576

Non-current
Financial investments	4		142,423	142,423		111,350	111,350
Other trade receivables			1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		48,437	48,437		60,136	60,136
Receivables by indemnity	8		773,241	773,241		1,173,922	1,173,922
Loans - related parties	22.a		2,499,112	2,499,112		2,096,536	2,096,536
Investments	9				78,737		78,737
Total		-	3,464,216	3,464,216	78,737	3,442,947	3,521,684
Total Assets		863,405	11,227,539	12,090,944	1,591,117	8,183,143	9,774,260

Liabilities
Current
Borrowings and financing	13		5,225,277	5,225,277		5,613,314	5,613,314
Lease liabilities	15		10,229	10,229		6,523	6,523
Trade payables	16		3,596,080	3,596,080		3,976,931	3,976,931
Trade payables - Forfaiting	16.a		2,214,482	2,214,482		3,980,003	3,980,003
Dividends and interest on capital	17		6,242	6,242		5,230	5,230
Total		-	11,052,310	11,052,310	-	13,582,001	13,582,001

Non-current
Borrowings and financing	13		25,167,047	25,167,047		18,168,815	18,168,815
Lease liabilities	15		28,224	28,224		476	476
Trade payables	16		580	580		11,184	11,184
Derivative financial instruments	14.c	157,857		157,857
Total		157,857	25,195,851	25,353,708	-	18,180,475	18,180,475
Total Liabilities		157,857	36,248,161	36,406,018	-	31,762,476	31,762,476

(In thousands of Reais, unless stated otherwise)

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			12/31/2024			12/31/2023
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	860,591		860,591	1,493,204		1,493,204
Trade receivables, net	181,262		181,262	576,538		576,538
Derivative transactions		152,967	152,967	32,211		32,211
Trading securities	2,947		2,947	7,198		7,198
Non-current
Investments				78,737		78,737
Total Assets	1,044,800	152,967	1,197,767	2,187,888	-	2,187,888

Liabilities
Current
Derivative transactions					263,747	263,747
Non-current
Derivative transactions		157,857	157,857		60,468	60,468
Total Liabilities	-	157,857	157,857	-	324,215	324,215

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

14.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred on the business. The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

(In thousands of Reais, unless stated otherwise)

i)	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2024 is shown below:

	12/31/2024	12/31/2023
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,951,025	2,228,736
Trade receivables	58,296	292,028
Financial investments	270,038	15,597
Borrowings and financing	(5,983,492)	(5,615,893)
Trade payables	(284,843)	(524,622)
Others	(37,185)	(42,474)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,026,161)	(3,646,628)
Derivative financial instruments (*)	5,098,257	3,979,979
Net foreign exchange exposure	1,072,096	333,351

(*)	Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity Analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. The calculation is based on the closing exchange rate on December 31, 2024, using assumptions based on a variance calculation that considers both historical exchange rate fluctuations and management's projections.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	6.1923	5.7779	6.2560	5.0799
EUR	6.4363	6.0656	6.4654	5.3780
USD x EUR	1.0394	1.0498	1.0471	0.8606

 The effects on profit or loss, considering scenarios 1 and 2, are shown below:

(In thousands of Reais, unless stated otherwise)

					12/31/2024
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	1,951,025	Dollar	(139,931)	19,862	(427,219)
Trade receivables	58,296	Dollar	(4,181)	593	(12,765)
Financial investments	270,038	Dollar	(19,368)	2,749	(59,131)
Borrowings and financing	(5,983,492)	Dollar	429,145	(60,913)	1,310,215
Trade payables	(284,843)	Dollar	20,429	(2,900)	62,373
Others	(37,185)	Dollar	2,667	(379)	8,142
Derivative financial instruments	5,098,257	Dollar	(365,655)	51,902	(1,116,374)
Impact on profit or loss			(76,894)	10,914	(234,759)

(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - appreciation of 6.69% / Real x Euro - appreciation of the real by 5.76% / Euro x Dollar - depreciation of the dollar by 1.00%. Source: Banco Central do Brasil on February 26, 2025.

ii)	Interest rate risk

This risk stems from financial investments, loans, and financing and bonds in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

With the modification of the global financial market in debt instruments in recent years and in line with recommendations from international regulatory bodies, the market began transitioning from LIBOR (London Interbank Offered Rate) to SOFR (Secured Overnight Financing Rate) starting in 2022. On September 30, 2023, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. The closing rates at December 31, 2024 were used as a reference for the calculation, based on a dispersion model that takes into account not only historical interest rate fluctuations but also detailed management projections.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			12/31/2024
Interest	Interest rate	Scenario 1	Scenario 2
CDI	12.15%	13.72%	10.56%
TJLP	7.43%	8.11%	6.72%
IPCA	4.83%	5.60%	4.27%
SOFR 6M	4.25%	5.31%	0.51%
SOFR	4.49%	5.28%	0.30%
EURIBOR 3M	2.71%	4.22%	1.73%
EURIBOR 6M	2.57%	4.19%	2.27%

The effects on balances in Reais related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are demonstrated below:

(In thousands of Reais, unless stated otherwise)

						Impact on balances on 12/31/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	12.15%	9,268,751	(11,116,328)	(224,481)	(253,426)	(195,057)
TJLP	7.43%		(775,705)	(57,635)	(62,871)	(52,115)
IPCA	4.83%		(18,703)	(903)	(1,047)	(799)
SOFR 6M	4.25%		(4,411,472)	(187,488)	(234,120)	(22,423)
SOFR	4.49%		(3,992,233)	(179,251)	(210,660)	(12,141)
EURIBOR 3M	2.71%		(289,634)	(7,861)	(12,214)	(5,017)
EURIBOR 6M	2.57%		(19,550)	(502)	(819)	(445)
Impact on profit or loss				(658,121)	(775,157)	(287,997)
(*)	The sensitivity analysis is based on the premise of maintaining as a probable scenario the market values as of December 31, 2024 recorded in the Company's assets and liabilities.

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow hedge accounting – “Platts” index

The Company had iron ore derivative operations, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity. These contracts were settled in June 2024.

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in shareholders' equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The table below shows the profit or loss of the derivative instrument up to December 31, 2024:

(In thousands of Reais, unless stated otherwise)

		12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
		Other income and expenses (note 27)		Other comprehensive income		Impact on financial income (expenses) (note 28)
Maturity	Notional
11/01/2023 to 11/30/2023 (Settled)	Platts		(527,076)				(11,844)
12/01/2023 to 12/31/2023 (Settled)	Platts		(263,853)				599
01/01/2024 to 01/31/2024 (Settled)	Platts	(202,702)			(288,501)	(719)	4,477
02/01/2024 to 02/28/2024 (Settled)	Platts	(39,977)			(189,472)	(133)	3,370
03/01/2024 to 03/31/2024 (Settled)	Platts	248,710			(91,419)	5,132	889
04/01/2024 to 04/30/2024 (Settled)	Platts	192,625			(63,825)	9,922	789
05/01/2024 to 05/31/2024 (Settled)	Platts	81,139			(33,867)	5,244	365
06/01/2024 to 06/30/2024 (Settled)	Platts	173,111			(5,196)		32
		452,906	(790,929)	-	(672,280)	19,446	(1,323)

The reconciliation of the amounts related to cash flow hedge accounting - "Platts" index recorded in equity as of December 31, 2024 is demonstrated as follows:

	12/31/2023	Movement	Realization	12/31/2024
Cash flow hedge – “Platts”	(672,280)	1,125,186	(452,906)
Income tax and social contribution on cash flow hedge	228,575	(382,563)	153,988
Fair Value of cash flow hedge - Platts, net	(443,705)	742,623	(298,918)

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the designations, the Company prepared formal documentation indicating how the cash flow hedge accounting designation - "Platts" index aligns with CSN's risk management objective and strategy, identifying the protection instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

b) Cash flow hedge accounting

Foreign Exchange Hedge

The Company and its subsidiary CSN Mineração formally designate cash flow hedge relationships to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents the summary of hedging relationships as of December 31, 2024:

(In thousands of Reais, unless stated otherwise)

									12/31/2024
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(1,143,305)
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,348,422)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,985,900)
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(237,210)	(121,533)	(1,328,899)
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(523,804)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(93,580)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(119,761)	(103,407)	(1,153,260)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000			(27,669)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000			(7,518)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000	(50,000)	17,240
Total recognized at the parent company						6,786,061	(2,719,753)	(207,700)	(7,612,357)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(157,810)	(33,700)	(1,054,796)
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(80,951)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(222,346)
Total recognized in the consolidated						7,943,418	(2,877,563)	(241,400)	(8,970,450)
(*)	The realization of cash flow hedge accounting is recognized in Other operating revenues and expenses, in note 27.

The net balance of amounts designated and already amortized in US dollars totals US$ 2,877,563.

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of December 31, 2024, the hedge relationships established by the Company were effective, according to the prospective and retrospective tests performed. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net investment hedge in foreign subsidiaries

The information related to the hedge of net investment abroad did not change in relation to that disclosed in the Company's financial statements as of December 31, 2023. The balance recorded on December 31, 2024 and December 31, 2023 in shareholders' equity is R$ 6,292,800.

d) Hedge accounting transactions

The reconciliation of values related to cash flow hedge accounting recorded in shareholders' equity as of December 31, 2024, is demonstrated as follows:

(In thousands of Reais, unless stated otherwise)

				Consolidated
	12/31/2023	Movement	Realization	12/31/2024
Cash flow hedge	(2,509,225)	(6,702,625)	241,400	(8,970,450)
Income tax and social contribution on cash flow hedge	853,137	2,278,893	(82,076)	3,049,954
Fair Value of cash flow accounting, net taxes	(1,656,088)	(4,423,732)	159,324	(5,920,496)

				Parent Company
	12/31/2023	Movement	Realization	12/31/2024
Cash flow hedge	(2,436,542)	(5,383,515)	207,700	(7,612,357)
Income tax and social contribution on cash flow hedge	828,424	1,830,396	(70,618)	2,588,202
Fair Value of cash flow accounting, net taxes	(1,608,118)	(3,553,119)	137,082	(5,024,155)

iv)	Credit risks

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and bonds are shown in note 13.

The following are the contractual maturities of financial liabilities including interest:

(In thousands of Reais, unless stated otherwise)

						Consolidated
At December 31, 2024	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and bonds	13.b	8,902,558	13,252,184	13,466,746	21,937,090	57,558,578
Lease liabilities	15	206,323	258,881	124,395	250,706	840,305
Derivative financial instruments	14.c				157,857	157,857
Trade payables	16	7,030,734	2,284	40,509	470	7,073,997
Trade payables - Forfaiting	16.a	2,902,593				2,902,593
Dividends and interest on capital	17	61,965				61,965
Concessions to be paid	17	1,706	3,411	3,411	70,200	78,728
		19,105,879	13,516,760	13,635,061	22,416,323	68,674,023

Fair values of assets and liabilities in relation to book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities, and any gains and losses are recorded as financial income and expense, respectively.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2024		12/31/2023
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	22,204,604	19,584,985	15,030,441	12,825,475

(*) Source: Bloomberg

14.c)	Protective instruments: Derivatives

Position of the derivative financial instruments portfolio

Currency swap Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. had a derivative operation to protect its exposure to the dollar, which was settled in November 2024.

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$ 680,000.

Real x dollar foreign exchange swap

The CSN Cimentos Brasil subsidiary, after raising a foreign currency loan in the amount of US$ 115,000, contracted derivative instruments with the objective of protecting its foreign exchange exposure to the dollar, with maturity on June 10, 2027.

(In thousands of Reais, unless stated otherwise)

On July 2024, CSN Cimentos Brasil, again, after obtaining a foreign currency loan in the amount of US$ 50,000, contracted derivative operations to hedge its exposure to the dollar, maturing in July 2027.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued bonds during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of derivatives:

								Consolidated
							12/31/2024	12/31/2023
				Appreciation (R$)		Fair value (market)	Financial income (expenses), net (note 28)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Euro						9,567
Exchange rate swap CDI x Dollar	Settled	Dollar						31,469
Exchange Dollar x Real swap	06/10/2027	Dollar	115,000	719,109	(624,533)	94,576	129,972	(96,602)
Exchange rate swap Dollar x Real	7/7/2027	Dollar	50,000	551,303	(492,911)	58,392	58,392
Exchange rate swap CDI x Dollar	4/10/2028	Real	680,000	734,317	(892,174)	(157,857)	(146,529)	12,122
Total Exchange rate Swap			845,000	2,004,729	(2,009,618)	(4,889)	41,835	(43,444)
Interest rate swap
Interest rate (bonds) CDI x IPCA	07/15/2031	Real	576,448	624,835	(635,788)	(10,953)	(106,533)	55,829
Interest rate (bonds) CDI x IPCA	07/15/2032	Real	745,000	806,323	(848,805)	(42,482)	(118,657)	5,842
Interest rate (bonds) CDI x IPCA	07/15/2036	Real	423,552	440,113	(480,919)	(40,806)	(77,496)	49,964
Interest rate (bonds) CDI x IPCA	07/15/2037	Real	655,000	716,016	(773,952)	(57,936)	(104,307)	(53,027)
Interest rate (bonds) CDI x IPCA	02/16/2032	Real	600,000	661,747	(663,497)	(1,750)	(98,304)	22,690
Interest rate (bonds) CDI x IPCA	2/12/2032	Real	600,000	663,534	(658,028)	5,506	(74,648)	16,462
Interest rate (bonds) CDI x IPCA	07/15/2030	Real	325,384	332,208	(355,458)	(23,250)	(37,523)	8,806
Interest rate (bonds) CDI x IPCA	07/15/2033	Real	183,185	187,780	(204,702)	(16,922)	(27,086)	7,153
Interest rate (bonds) CDI x IPCA	07/14/2038	Real	203,620	211,479	(233,285)	(21,806)	(42,472)	(1,025)
Interest rate (bonds) CDI x IPCA	04/14/2039	Real	157,074	157,372	(173,927)	(16,555)	(19,453)
Interest rate (bonds) CDI x IPCA	04/14/2034	Real	643,095	638,351	(689,473)	(51,122)	(62,630)
Interest rate (bonds) CDI x IPCA	11/14/2039	Real	62,585	63,488	(66,374)	(2,886)	(2,885)
Interest rate (bonds) CDI x IPCA	11/14/2034	Real	37,415	37,383	(39,157)	(1,774)	(1,774)
Interest rate (bonds) CDI x IPCA	11/14/2034	Real	200,000	200,560	(209,740)	(9,180)	(9,180)
Interest rate (bonds) CDI x IPCA	11/14/2034	Real	200,000	200,311	(209,300)	(8,989)	(8,989)
Total interest rate (bonds) CDI x IPCA			5,612,358	5,941,500	(6,242,405)	(300,905)	(791,937)	112,694

				7,946,229	(8,252,023)	(305,794)	(750,102)	69,250

(In thousands of Reais, unless stated otherwise)

Classification of derivatives in the balance sheet and income statement

					12/31/2024	12/31/2023
Instruments	Assets		Liabilities		Financial income (expenses), net (note 28)
	Current	Total	Current	Total
Iron ore derivative					19,446
Exchange rate swap Dollar x Euro						9,567
Exchange rate swap CDI x Dollar			157,857	157,857	(146,528)	43,591
Exchange rate swap CDI x IPCA (1)			300,908	300,908	(791,938)	112,694
Exchange Dollar x Real swap	152,967	152,967			188,364	(96,602)
	152,967	152,967	458,765	458,765	(730,656)	69,250

(1)	The SWAP CDI x IPCA derivative instruments are fully classified in the loans and financing group, since they are linked to bonds with the purpose of protecting against IPCA exposure.

14.d)	Investments in securities measured at fair value through profit or loss

The Company holds common shares (USIM3), preferred shares (USIM5) of Usiminas Siderúrgica de Minas Gerais S.A. ("Usiminas"); and the shares of Panatlântica S.A. (PATI3), which were designated as fair value through profit or loss, are now recognized through the equity method, as there was an increase in participation, as described in explanatory note 9. Investments.

Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

vi)	Stock Market Price Risks

Class of shares	12/31/2024				12/31/2023				12/31/2024	12/31/2023
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 27)
USIM3	106,620,851	15.12%	5.32	567,222	106,620,851	15.12%	9.20	980,912	(413,689)	190,851
USIM5	55,144,456	10.07%	5.32	293,369	55,144,456	10.07%	9.29	512,292	(218,923)	117,458
				860,591				1,493,204	(632,612)	308,309
PATI3		0.00%			2,705,726	11.31%	29.10	78,737	-	(15,963)
				860,591				1,571,941	(632,612)	292,346

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme pessimistic) considers a horizon of deterioration in price volatility, and Scenario 2 (extreme optimistic) forecasts a horizon of price appreciation. The calculation was based on the closing price of the shares on December 31, 2024, using assumptions based on both the dispersion of historical variations in prices and projections prepared by management.

The effects on the profit or loss, considering the probable scenarios, 1 and 2 are shown below:

(In thousands of Reais, unless stated otherwise)

					12/31/2024
Class of shares	Quantity	Share price in 12/31/2024	Closing Balance	Extreme Pessimistic Scenario	Extreme Optimistic Scenario

USIM3	106,620,851	5.32	567,222	219,454	(35,258)
USIM5	55,144,456	5.32	293,369	108,868	(20,930)
			860,591	328,322	(56,188)

14.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of reais	12/31/2024	12/31/2023
Shareholder's equity (equity)	15,459,116	19,684,838
Borrowings and Financing (Third-party capital)	56,914,621	44,859,075
Gross Debit/Shareholder's equity	3.68	2.28

Accounting Policy

The Company's financial instruments are classified based on the definition of the Company's business model and, in the case of financial assets, cash flow characteristics.

On initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are written off when the rights to receive cash flows have expired or have been transferred; in the latter case, provided that the Company has significantly transferred all risks and benefits of ownership.

If the company substantially holds all the risks and benefits of the financial asset's ownership, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities at initial recognition.

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the contract is settled, cancelled, or expires. The Company also extinguishes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or when the realization of the asset and settlement of the liability occur simultaneously.

Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value with variations recorded against profit or loss under Financial Income in the income statement.

(In thousands of Reais, unless stated otherwise)

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedge instrument for exchange rate risk and price risk (Platts index) associated with cash flows from forecast and highly probable exports (cash flow hedge).

At the beginning of the operation, the Company documents the relationships between the hedging instruments and the hedged items (expected exports), as well as the objectives of risk management and the strategy for carrying out various hedging operations.

Furthermore, it documents its assessment, both at the beginning of the hedge and on an ongoing basis, that hedging operations are highly effective in offsetting variations in the cash flows of hedged items.

The effective portion of changes in the fair value of financial liabilities designated and qualified as cash flow hedges is recognized in equity, under the heading "Hedge Accounting". Gains or losses related to the non-effective portion are recognized in other operating expenses/revenues, when applicable.

The gains and losses from Cash Flow Hedge Accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's income, but only as exports are realized.

The accumulated amounts in equity are realized in the operating result in the periods when the projected exports affect the result.

When a hedging instrument expires or is settled early, or the hedging relationship no longer meets the criteria for Hedge Accounting, or when Management decides to discontinue Hedge Accounting, any accumulated gain or loss existing in equity at that time remains recorded in shareholders' equity and, from that point forward, exchange variations are recorded in financial income. When the forecasted transaction is carried out, the gain or loss is reclassified to operating income. When a forecasted operation is no longer expected to occur, the cumulative gain or loss that had been presented in equity is immediately transferred to the income statement under the heading "Other Operations".

Investment Hedge: The Company designates for net investment hedge a portion of its financial liabilities as a hedging instrument of its investments abroad with functional currency different from the Group's currency in accordance with IAS 39 and IFRS 9. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the inception of the transaction, the relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, that the hedging transactions are highly effective in offsetting changes in the hedged items.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as net investment hedges is recognized in equity under Hedge Accounting. The gains or losses related to the ineffective portion are recognized in Other Operations, when applicable. If at any time during the hedge relationship the debt balance is greater than the investment balance, the exchange variation on the excess debt is reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

(In thousands of Reais, unless stated otherwise)

15.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Leases	2,122,768	2,044,694	46,760	7,284
Adjusted present value - Leases	(1,282,463)	(1,310,933)	(8,307)	(285)
	840,305	733,761	38,453	6,999
Classified:
Current	206,323	137,638	10,229	6,523
Non-current	633,982	596,123	28,224	476
	840,305	733,761	38,453	6,999

The Company has port terminal lease contracts in Itaguaí: the Solid Bulk Terminal (TECAR), used for loading and unloading iron ore and other materials, and the Container Terminal (TECON), with remaining terms of 23 and 27 years, respectively. It also has a lease contract for railway operations using the Northeast network with a remaining term of 3 years, and a land lease contract in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 18 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

12/31/2024
Contract term (in years)	Incremental Rate (p.a.)
1	15.43%
2	18.02%
3	16.76%
5	14.76%

The reconciliation of lease liabilities is shown in the table below:

(In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Opening balance	733,761	693,846	6,999	13,180
New leases	14,117	73,215
Contract review	285,533	124,310	41,973	3,992
Write-off	(915)
Payments	(308,201)	(239,909)	(12,650)	(11,274)
Interest appropriated	99,998	82,521	2,131	1,101
Exchange variation	16,012	(222)
Net balance	840,305	733,761	38,453	6,999

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2024, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	217,490	528,082	1,377,196	2,122,768
Present value adjustment - Leases	(11,167)	(144,806)	(1,126,490)	(1,282,463)
	206,323	383,276	250,706	840,305

•	Recoverable PIS/COFINS

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Leases	2,040,811	1,755,060	46,202	7,039
Adjusted present value - Leases	(1,279,742)	(1,195,780)	(8,225)	(274)
Potencial PIS and COFINS credit	188,775	162,343	4,274	651
Adjusted present value – Potential PIS and COFINS credit	(118,376)	(110,610)	(761)	(25)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

(In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Contract less than 12 months	880	3,746
Lower Assets value	11,455	14,986	8,133	8,498
Variable lease payments	355,359	411,996
	367,694	430,728	8,133	8,498

Accounting Policy

When entering into an agreement, the Company assesses whether the agreement is, or contains, a lease. The lease is characterized by a rental or transmission of right of use for a determined time in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right of use and the lease liability. The lease term will be reassessed by the Company when a significant event or significant change in circumstances occurs that are in the control of the lessee and affects the non-cancellable term. The Company adopts an exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

On the commencement date, the Company recognizes the right-of-use asset and the lease liability at present value. The right-of-use asset must be measured at cost. The cost includes the lease liability, initial costs, prepayments, estimated costs to dismantle, remove, or restore. The lease liability is measured at the start date by the Company at the present value of lease payments made on that date. Payments are discounted at the interest rate implicit in the lease, or if the rate cannot be determined, an incremental rate will be used on the Company's loan.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. For contracts without a fixed interest rate, the Company applied the incremental borrowing rate obtained through consultations with the banks with which it has a relationship, adjusted for the forecast inflation for the next few years.

For the subsequent measurement, the cost method for the right-of-use asset is used and the requirements of CPC 27 – Property, plant and equipment are applied in depreciation. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or for the term of the contract, whichever is shorter.

The effects of PIS and COFINS to be recovered generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and the financial expenses recognized monthly.

CPC 01 (R1) – Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any identified impairment loss.

In accordance with the guidelines of CPC 06(R2) / IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease and right-of-use liabilities, without considering the inflation projected in the flows to be discounted.

Considering Circular Letter/CVM/SNC/SEP No. 02/2019, the Company discloses below the comparative balances of lease liability, right of use, financial expense, and depreciation expenses using real-term rates to discount present value of cash flows also in real terms.

(In thousands of Reais, unless stated otherwise)

16.	TRADE PAYABLES

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trade payables	7,172,161	7,867,431	3,646,232	4,050,426
(-) Adjusted present value	(98,164)	(96,851)	(49,572)	(62,311)
	7,073,997	7,770,580	3,596,660	3,988,115

Classified:
Current	7,030,734	7,739,520	3,596,080	3,976,931
Non-current	43,263	31,060	580	11,184
	7,073,997	7,770,580	3,596,660	3,988,115

16.a) Trade payables – Forfaiting

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
In Brazil	2,159,399	2,843,455	1,525,579	2,843,455
Abroad	743,194	1,365,979	688,903	1,136,548
	2,902,593	4,209,434	2,214,482	3,980,003

The Company discloses and classifies in a specific group its and forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. As of December 31, 2024, it maintained in the Consolidated a balance of R$ 2,902,593 and as of December 31, 2023 a balance of R$ 4,209,434, and in the Parent Company R$ 2,214,482 and R$ 3,980,003, respectively. The term of these operations ranges from 180 days to 360 days.

The table below provides a comparison of invoice payment terms with and without reverse forfaiting operations, dealing only with merchandise acquisitions, for the base date of December 31, 2024:

Trade payables	Forfaiting	No Forfaiting
Due between 1 and 180 days	1,973,029	6,525,690
Due between 181 to 360 days	929,564	505,044
Over 360 days		43,263
Total	2,902,593	7,073,997

Impact of variations without effect on cash as of December 31, 2024:

Exchange variation	64,957
Interest Appropriation	12,530
Total	77,487

(In thousands of Reais, unless stated otherwise)

Accounting Policy

Trade payables

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method, and brought to present value when applicable on the date of the transactions, based on the Company's estimated cost of capital rate.

Forfaiting

The Company classifies financial liabilities arising from financing agreements with suppliers under a specific line item in the balance sheet. This is the case when the financing agreement with suppliers is part of the working capital used in the Company's normal operating cycle and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of trade accounts payable that are not part of the agreement.

Cash flows related to liabilities arising from financing agreements with suppliers are presented in operating activities in the statement of cash flows. The financial costs of the operation, when applicable, are shown in note 28.

17.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Related party liabilities		45,816	29,651	20,850	38,058	629,654	336,486	402,406	4,176
Derivative financial instruments			936,027	157,857	60,468			157,857
Dividends and interest on capital	14	61,965	80,624			6,242	5,230
Advances from customers (1)		3,648,639	2,063,509	10,120,950	5,144,623	382,350	277,764	1,099,568	709,495
Taxes in installments	19	56,226	75,735	103,955	154,089	16,504	15,908	53,320	56,325
Profit sharing - employees		235,789	260,109			123,325	133,996
Taxes payable				9,767	30,902			9,767	9,320
Provision for consumption and services		202,006	177,152			18,129	55,478
Third party materials in our possession		374,052	285,250			373,986	284,444
Trade payables	16			43,263	31,060			580	11,184
Lease liabilities	15	206,323	137,638	633,982	596,123	10,229	6,523	28,224	476
Concessions to be paid				78,728	74,177
Other payables		118,593	39,231	675,441	308,992	3,151	6,904	337,544	57,841
		4,949,409	4,084,926	11,844,793	6,438,492	1,563,570	1,122,733	2,089,266	848,817

(1) Customer Advances:

Iron Ore: refers to iron ore supply contracts signed by the Company with important international players. The subsidiary CSN Mineração S.A. received in advance the total amount of US$ 500,000 relating to supply contracts for approximately 13 million tons of iron ore signed with a major international player, to be executed within a period of 4 years, with supply expected to start in 2024. On June 30, 2023, the subsidiary CSN Mineração entered an amendment to the advance contract, signed on January 16, 2023, in the amount of US$ 300,000 for additional supply of 6.3 million tons of iron ore. From this addendum, the Company received on June 30, 2023 the amount of US$ 205,000, the remaining balance of US$ 95,000 was received on July 31, 2023. On June 28, 2024, the indirect subsidiary CSN Mining International GmbH entered an iron ore supply advance agreement in the amount of US$ 255,000, for the supply of 6.5 million tons expected to be realized over the next 4 years. On September 25, 2024, another iron ore advance contract was signed by CSN Mining International GmbH in the amount of US$ 450,000 for the supply of an additional 9.7 million tons of iron ore; and on September 27, 2024, another advance iron ore supply contract was signed in the amount of US$ 300,000 for the supply of 7.2 million tons. Both contracts signed in September 2024 provide for the start of implementation in January 2025, with a deadline for completion until December 2028. On December 17, 2024, the indirect subsidiary, CSN Mining International GmbH signed two prepayment contracts that, together, total an amount of US$ 355,000. The achievements of the new contracts are expected to start in January 2025 and will extend until 2029. During this period, the company undertakes to supply iron ore according to the terms agreed in the contracts, guaranteeing the delivery of 8.1 Mt over the next five years..

Electricity: On December 31, 2022, the subsidiaries CSN Mineração and CSN Cimentos signed advance electricity trading contracts with national sector operators to be executed for up to 8 years. On June 25, 2024, June 27, 2024, and November 29, 2024, the Company signed electric energy commercialization advance contracts with national sector operators, in the amounts of R$ 156,643, R$ 95,040, and R$ 601,000, respectively, to be executed within 4 years.

(In thousands of Reais, unless stated otherwise)

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income tax and social contribution income (expense)
Current	(1,300,719)	(1,036,262)	27,900	284,885
Deferred	1,305,927	403,544	942,394	517,768
	5,208	(632,718)	970,294	802,653

The reconciliation of the Company's income tax and social contribution expenses and income and the of the effective tax rate on income before IRPJ and CSLL are shown below:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Profit/(Loss) before income tax and social contribution	(1,543,349)	1,035,367	(3,562,145)	(1,120,859)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	524,739	(352,025)	1,211,130	381,092
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	188,205	178,978	27,785	748,647
Difference Tax Rate in companies abroad	(814,713)	(181,409)
Transfer Price Adjustment and Profits Abroad	(67,580)	(91,883)	(67,441)	(81,619)
Income taxes and social contribution on foreign profit	10,200	131,836	10,200	101,252
Tax incentives	102,087	71,756
Interest on equity	79,282	47,315	(150,765)	(196,646)
Recognition/(reversal) of tax credits	(62,088)	(337,239)		(190,456)
Other permanent deductios (add-backs)	45,076	(100,047)	(60,615)	40,383
Income tax and social contribution in net income for the year	5,208	(632,718)	970,294	802,653
Effective tax rate	0%	61%	27%	72%

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

(In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Deferred
Income tax losses	3,896,856	4,198,734	2,286,697	2,170,442
Social contribution tax losses	1,336,041	1,441,925	848,003	803,655
Temporary differences	1,571,100	(911,027)	1,615,633	239,313
Tax, social security, labor, civil and environmental provisions	559,621	550,567	173,463	180,963
Estimated losses on assets	267,768	238,211	164,297	165,218
Gains/(Losses) on financial assets	565,250	328,678	634,428	349,121
Actuarial Liabilities (Pension and Health Plan)	165,418	171,816	154,415	163,580
Provision for consumption and services	4,933	22,346	4,215	20,579
Cash Flow Hedge and Unrealized Exchange Variations	2,014,231	509,386	1,419,712	260,216
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,425,853)	(1,473,119)	(721,992)	(721,992)
Others	(206,683)	(885,327)	11,191	45,724
Total	6,803,997	4,729,632	4,750,333	3,213,410

Total Deferred Assets	7,345,326	5,033,634	4,750,333	3,213,410
Total Deferred Liabilities	(541,329)	(304,002)		-
Total Deferred	6,803,997	4,729,632	4,750,333	3,213,410

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the countries in which they are incorporated at rates lower than those applicable in Brazil. In the period between 2020 and 2024, these subsidiaries did not generate profits subject to additional taxation in Brazil by income tax and social contribution. The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of possible tax challenge and, therefore, no provision was recognized in the Financial Statement.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

A sensitivity analysis of tax credit consumption was conducted considering a variation of macroeconomic assumptions, operational performance, and liquidity events. Thus, considering the results of the study, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

	Consolidated	Parent Company
2025	(144,120)	(311,709)
2026	63,360	(183,887)
2027	164,416	51,748
2028	1,069,749	974,643
2029 and beyond	6,191,921	4,219,538
Deferred asset	7,345,326	4,750,333
Deferred liabilities - Parent Company
Net deferred asset	7,345,326	4,750,333
Deferred liabilities - subsidiaries	(541,329)
Net deferred asset	6,803,997	4,750,333

18.c)	Changes in deferred income tax and social contribution

The following shows the changes of deferred taxes:

(In thousands of Reais, unless stated otherwise)

	Consolidated	Parent Company
Balance at January 1, 2023	4,878,768	3,256,712
Recognized in profit and loss	403,544	517,768
Recognized in equity	(559,050)	(560,624)
Use of tax credit in installment program	(445)	(446)
Reverse incorporation	6,815
Balance at December 31, 2023	4,729,632	3,213,410
Recognized in profit and loss	1,305,927	942,394
Recognized in equity	769,162	594,529
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997	4,750,333

18.d)	Income tax and social contribution recognized in equity

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income tax and social contribution
Actuarial gains on defined benefit pension plan	76,876	83,436	70,673	77,840
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	2,906,859	1,030,432	2,588,202	828,425
Gain on sale of shares	(1,158,102)		(1,158,102)
	1,500,283	788,518	1,175,423	580,915

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted, on the balance sheet date, including in the countries in which the Group's entities operate and generate taxable profit. Management periodically evaluates tax positions related to income tax calculations, considering situations where applicable tax regulations are subject to interpretation, and establishes provisions, when appropriate, based on estimated payment values to tax authorities. Expenses with income tax and social contribution comprise current and deferred income taxes and are recognized in profit or loss, unless they are related to the business combination, or items directly recognized in shareholders' equity.

Current tax expense is the expected tax payable on taxable income for the year, using enacted or substantively enacted tax rates at the balance sheet date, and any adjustments to tax payable in respect of prior years. Current income tax and social contribution are presented net, by a company that is part of the Company, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total due on the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit or loss, differences related to investments in subsidiaries and controlled entities when they are unlikely to reverse in the foreseeable future, and from the initial recognition of goodwill, in accordance with IAS 12/CPC 32 - Income Taxes. The value of deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are presented at net value in the balance sheet when there is a legal right and the intention to offset it when calculating current taxes, usually related to the same legal entity and the same tax authority.

(In thousands of Reais, unless stated otherwise)

Income tax and social contribution deferred tax assets are recognized on recoverable balances of tax loss and negative CSLL base, tax credits and deductible temporary differences. Such assets are reviewed at each year-end closing date and will be reduced to the extent that their realization is no longer probable based on future taxable profits.

19.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installment plans, recorded in installment taxes in current and non-current liabilities, as shown in note 17, are demonstrated as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Federal REFIS Law 11.941/09	9,942	9,942	9,173	9,173
Federal REFIS Law 12.865/13	28,663	34,775
Other taxes in installments	121,576	185,107	60,651	63,060
	160,181	229,824	69,824	72,233

Classified:
Current	56,226	75,735	16,504	15,908
Non-current	103,955	154,089	53,320	56,325
	160,181	229,824	69,824	72,233

Refers to the balance arising from the adhesion to the REFIS related to the refinancing programs of Law 11,941/09, Law 12,865/13 and the installment that allows the taxpayer to pay the debts registered in overdue debt of the Federal Government with benefits, reduced down payment and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate.

20.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

(In thousands of Reais, unless stated otherwise)

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax	130,755	154,626	176,086	153,715	50,990	21,378	70,944	61,231
Social security	1,546	1,609		4	1,546	1,609
Labor	387,612	366,645	294,233	288,389	144,407	153,048	114,994	133,676
Civil	815,180	778,796	134,609	24,880	130,308	139,517	15,991	14,784
Environmental	42,609	41,194	3,723	3,340	10,446	11,856	283	1,142
Deposit of a guarantee			24,299	21,554
	1,377,702	1,342,870	632,950	491,882	337,697	327,408	202,212	210,833

Classified:
Current	132,112	36,000			61,008	15,228
Non-current	1,245,590	1,306,870	632,950	491,882	276,689	312,180	202,212	210,833
	1,377,702	1,342,870	632,950	491,882	337,697	327,408	202,212	210,833

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2024, can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	12/31/2024
Tax	154,626	44,450	3,752	(72,073)	130,755
Social security	1,609		61	(124)	1,546
Labor	366,645	81,766	36,799	(97,598)	387,612
Civil	778,796	55,041	58,616	(77,273)	815,180
Environmental	41,194	816	2,764	(2,165)	42,609
	1,342,870	182,073	101,992	(249,233)	1,377,702

					Parent Company
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	12/31/2024
Tax	21,378	36,471	651	(7,510)	50,990
Social security	1,609		61	(124)	1,546
Labor	153,048	19,125	18,366	(46,132)	144,407
Civil	139,517	2,193	9,595	(20,997)	130,308
Environmental	11,856	117	37	(1,564)	10,446
	327,408	57,906	28,710	(76,327)	337,697

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Tax Proceedings

The main legal proceedings considered by external legal consultants as having a probable loss probability, in which CSN or its subsidiaries are parties, of a tax nature are: (i) some ISS tax infraction notices; (ii) divergences between calculated and collected ICMS; (iii) Compensation requests not approved due to lack of credit rights.

(In thousands of Reais, unless stated otherwise)

Labor lawsuits

The Group appears as a defendant in labor claims. Most of the claims in these lawsuits relate to subsidiary and/or joint liability, equal pay, hazard and danger pay allowances, overtime, health plans, compensation claims for alleged occupational diseases or work accidents, intra-day break periods, and differences in profit sharing for the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2024, there were additions and write-offs of labor proceedings due to definitive closures, in addition to the Company's ongoing review of accounting estimates related to provisions and contingencies. These reviews consider the different types of claims involved, as established in the Company's accounting policies.

Civil lawsuits

Among the civil lawsuits in which he appears as a defendant, there are mainly lawsuits with a claim for compensation. Such processes, in general, are resulting from work accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

Environmental processes

The main environmental proceedings considered by external legal consultants as having probable loss probability, in which CSN or its subsidiaries are parties, are (i) administrative violation notices for alleged environmental infractions; (ii) annulment lawsuits and tax foreclosures resulting from environmental fines; and (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant are administrative procedures aimed at verifying possible environmental irregularities and regularizing environmental licenses. In the judicial sphere, there are actions to enforce fines imposed due to such alleged irregularities and public civil actions seeking regularization combined with compensation, which consist of environmental restoration in most cases. Such processes are generally derived from discussions of supposed environmental impacts related to the Company's industrial activities.

Possible Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2024 with December 31, 2023.

The Company has other legal proceedings classified by legal advisors as possible losses, therefore representing present obligations for which an outflow of resources is not probable. As of December 31, 2024, these totaled R$ 48,454,570 (R$ 53,651,946 as of December 31, 2023), comprising R$ 2,580,452 in labor proceedings (R$ 2,091,666 as of December 31, 2023), R$ 2,964,501 in civil proceedings (R$ 2,985,830 as of December 31, 2023), R$ 41,326,595 in tax proceedings (R$ 47,462,492 as of December 31, 2023), and R$ 1,583,021 in environmental proceedings (R$ 1,111,968 as of December 31, 2023).

		Consolidated
	12/31/2024	12/31/2023
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA (1)	10,246,424	15,606,600

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa (1)	4,346,118	5,443,666

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,284,914	2,124,479

(In thousands of Reais, unless stated otherwise)

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,239,017	5,828,921

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,169,108	2,052,564

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,460,763	1,016,381

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,499,578	1,388,918

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,570,733	1,452,933

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	205,621	1,106,401

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization (2)	39,939	1,065,918

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	422,499	810,907

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	779,093	731,416

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	488,238	445,682

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	798,226	741,056

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	389,919	363,043

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	422,807	394,865

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	338,273	317,522

Other tax lawsuits (federal, state, and municipal)	6,977,524	6,282,247

Social security lawsuits	647,801	288,973

Action to discuss the balance of the construction contract – Tebas	621,724	593,716

Action related to power supply payment’s charge - Light	492,535	440,002

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	229,983	201,123

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (3)		205,262

Enforcement action applied by Brazilian antitrust authorities (CADE) (4)		122,136

Other civil lawsuits	1,620,259	1,423,591

Labor and social security lawsuits	2,580,452	2,091,666

Tax Execution Traffic Ticket Volta Grande IV	152,322	137,668

(In thousands of Reais, unless stated otherwise)

ACP Landfill Márcia I	306,389	306,389

Notice of IEF Commitment Agreement (5)	337,951

Other environmental lawsuits	786,360	667,901

	48,454,570	53,651,946
(1)	The Company succeeded in the appeals filed in Processes 19515.723039/2012-79 (CSN) and 19515.723053/2012-72 (CSN Mineração) which had as their objects the fines of 150% (Qualified Fine), closing the possible contingency of R$ 4,476,924 and R$ 993,756. The notifications of the decisions occurred on July 5 and 25, 2024, without the filing of appeals by the National Treasury. Thus, the respective write-offs of the processes were carried out on 07/2024. Finally, for the other processes related to the "Big Jump" theme, the prognoses remain the same (possible).

(2)	The company succeeded in Process 0000931-14.2011.8.19.0066, which disputed the requirement of ICMS, by the State of Rio de Janeiro, on credits arising from the acquisition of electric energy for industrialization, ending a contingency of R$ 185,116. The decision favorable to the company became final on 10/16/2024. The company also succeeded in Case 0000927-74.2011.8.19.0066, on the same subject, whose closure of the possible contingency of R$ 925,584 will be reflected in the results of the first quarter of 2025.

(3)	In 2024, CEEE-G, a subsidiary of the Company, made a judicial agreement with SACE, which reduced the values disclosed as possible contingencies, now registered in other accounts payable, totaling R$ 43,371 as of December 31, 2024 (R$ 205,262 as of December 31, 2023).

(4)	In November, CSN joined the "Desprola" program, launched by the Federal Government. The program consisted of paying all the Company's debts (4 concentration acts) to CADE with a 65% discount, where it made the upfront payment of R$ 34,000, ending discussions regarding the Steel Cartel process.

(5)	In the 4th quarter of 2024, CSN Mineração was notified by the State Forest Institute of Minas Gerais, regarding the collection of a fine provided for in a Commitment Term signed by the Company with the said Agency in 2004. In said Notification, the aforementioned Agency is charging an amount of around R$ 337,000 for the alleged non-compliance with clauses of the instrument - which refers to compensation for environmental licensing from that time. Considering that CSN Mineração disagrees with the alleged breach of the mentioned Commitment Term and, consequently, with the respective fine collection - in addition to considering it disproportionate, a timely defense was presented in response to this notification, which will be forwarded for consideration by the Chamber for Prevention and Administrative Resolution of Conflicts of the Attorney General's Office of the State of Minas Gerais.

The Company has offered judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated as of December 31, 2024 of R$ 10,620,316 (as of December 31, 2023 R$ 8,768,003), as determined by current procedural legislation.

In the 1st quarter of 2021, the Company was notified of the initiation of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The counterparty's request at that time was around US$ 1 billion, which the Company, in addition to understanding that the allegations presented are unfounded due to the complete absence of damages, is also unaware of the bases for estimating said amount. The Company informs that it has prepared, together with its legal advisors, the response to the arbitration request and is currently developing its defense. It also clarifies that the discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitrations will be completed in 2 years. The relevance of the process for the Company is related to the value attributed to the cause and the possible financial impact.

The evaluations carried out by legal advisors define these administrative and judicial proceedings as a possible risk of loss and are not provisioned in accordance with Management's judgment and accounting practices adopted in Brazil.

Accounting Policy

Provisions are only recorded when classified as probable loss risk, estimated and considered by Management, substantially based on the assessment of its legal advisors, and when resources will be necessary to settle the obligation. This obligation is updated according to the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances, or written off when the obligation is settled.

(In thousands of Reais, unless stated otherwise)

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Environmental liabilities	155,471	176,181	142,989	160,968
Asset retirement obligations	977,892	842,624
	1,133,363	1,018,805	142,989	160,968

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and/or prevention.

Asset retirement obligations (ARO) consist of cost estimates for decommissioning, demobilization, or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset decommissioning cost equivalent to the initial liability is capitalized as part of the asset's carrying amount and is depreciated over the asset's useful life.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)	Transactions with holding companies

Vicunha Aços S.A. is the Company's controlling shareholder, with a 41.66% interest in its voting capital. It is also part of the Company's control, Rio Iaco Participações S.A.with 3.45%.

The corporate structure of Vicunha Aços S.A. is as follows:

(a)	Vicunha steel S.A. – holds 100% interest in Vicunha Aços S.A.
(b)	Rio Purus Participações S.A. – holds 100% interest in Vicunha Steel S.A.

•         Liabilities to the Group's shareholders

On November 14, 2024, the Board of Directors approved the payment of interim dividends, from the profit reserve account, in the amount of R$ 730,000, corresponding to the value of R$ 0.550488901371933 per share. Vicunha Aços S.A. was paid R$ 304,097 and Rio Iaco Participações S.A. R$ 25,161.

(In thousands of Reais, unless stated otherwise)

22.b) Transactions	with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		12/31/2024				12/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Financial investments				1,773,124	1,773,124			2,128,183	2,128,183
Trade receivables	5	88,750	3,230	191	92,171	34,441	2,658	131,268	168,367
Dividends receivable	8		127,386	74,050	201,436		185,178		185,178
Borrowings	8		5,315		5,315		5,316		5,316
Other receivables	8		2	1,829	1,831		6,480	1,829	8,309
		88,750	135,933	1,849,194	2,073,877	34,441	199,632	2,261,280	2,495,353
Non-current Assets
Financial investments	4			142,423	142,423			111,350	111,350
Borrowings	8	3,789	1,899,239		1,903,028	3,732	1,655,680		1,659,412
Actuarial asset	8			47,708	47,708			39,530	39,530
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		3,789	3,691,818	190,131	3,885,738	3,732	3,448,259	150,880	3,602,871
		92,539	3,827,751	2,039,325	5,959,615	38,173	3,647,891	2,412,160	6,098,224

Liabilities
Current Liabilities
Trade payables		13,676	217,289	184,892	415,857		140,579	35,435	176,014
Accounts payable	17	23,245	22,571	140,991	186,807	46	22,378		22,424
Provision for consumption	17						7,227		7,227
		36,921	239,860	325,883	602,664	46	170,184	35,435	205,665
Non-current Liabilities
Accounts payable	17		20,850		20,850		38,058		38,058
			20,850		20,850		38,058		38,058
		36,921	260,710	325,883	623,514	46	208,242	35,435	243,723

		Consolidated
		12/31/2024				12/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		2,357,816	21,362	903	2,380,081	206,158	21,663	1,769,915	1,997,736
Cost and expenses		(179,022)	(2,190,343)	(227,090)	(2,596,455)	(2,581)	(2,144,703)	(301,503)	(2,448,787)
Financial income (expenses)
Interest	28	2,508	155,291	38,588	196,387		178,448	38,452	216,900
Exchange rate variations and monetary, net				141,190	141,190			(58,837)	(58,837)
Financial investments	28			(632,612)	(632,612)			308,309	308,309
Dividends receivable	28			42,347	42,347
		2,181,302	(2,013,690)	(636,674)	(469,062)	203,577	(1,944,592)	1,756,336	15,321

(In thousands of Reais, unless stated otherwise)

•	Parent Company

		Parent Company
		12/31/2024				12/31/2023
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Financial investments				1,172,198	1,172,198			1,575,262	1,575,262
Trade receivables	5	734,972	62	106	735,140	955,246		130,837	1,086,083
Borrowings	8		5,315		5,315		5,316		5,316
Dividends receivable	8	436,154	65,113		501,267	507,502	55,436		562,938
Other receivables	8	245,235	2	1,828	247,065	215,320	2	1,829	217,151
		1,416,361	70,492	1,174,132	2,660,985	1,678,068	60,754	1,707,928	3,446,750
Non-current Assets
Financial investments	4			142,423	142,423			111,350	111,350
Borrowings	8	696,886	1,802,226		2,499,112	539,523	1,557,013		2,096,536
Actuarial asset	8			37,059	37,059			31,007	31,007
Other receivables	8	1,461	1,792,579		1,794,040	8	1,792,574		1,792,582
		698,347	3,594,805	179,482	4,472,634	539,531	3,349,587	142,357	4,031,475
		2,114,708	3,665,297	1,353,614	7,133,619	2,217,599	3,410,341	1,850,285	7,478,225

Liabilities
Current Liabilities
Intercompany Loans	13	821,983			821,983	1,908,848			1,908,848
Trade payables	16	519,749	116,466	184,078	820,293	388,995	49,778	34,462	473,235
Accounts payable	17	138,804		86,248	225,052	11,538			11,538
Provision for consumption		490,850			490,850	317,721	7,227		324,948
		1,971,386	116,466	270,326	2,358,178	2,627,102	57,005	34,462	2,718,569
Non-current Liabilities
Intercompany Loans	13	11,310,104			11,310,104	7,501,144			7,501,144
Accounts payable	17	402,406			402,406	4,176			4,176
		11,712,510			11,712,510	7,505,320			7,505,320
		13,683,896	116,466	270,326	14,070,688	10,132,422	57,005	34,462	10,223,889

		Parent Company
		12/31/2024				12/31/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		5,230,809	1,178		5,231,987	3,753,732		1,755,870	5,509,602
Cost and expenses		(4,026,199)	(607,457)	(212,457)	(4,846,113)	(3,104,154)	(485,459)	(236,487)	(3,826,100)
Financial income (expenses)
Interest	28	(126,448)	153,751	7,119	34,422	(167,469)	175,651	19,178	27,360
Exclusive funds	28			8,901	8,901			13,214	13,214
Financial investments	28			(632,612)	(632,612)			308,309	308,309
Dividends received				42,347	42,347
Exchange rate variations and monetary, net		(2,946,937)		31,073	(2,915,864)	615,582		(29,160)	586,422
Other operating income and expenses			1,239	2,796	4,035	-	(6,728)		(6,728)
		(1,868,775)	(451,289)	(752,833)	(3,072,897)	1,097,691	(316,536)	1,830,924	2,612,079

Consolidated and Controlling Information:

Financial Investments: Refers mainly to investments in Usiminas stocks, cash and cash equivalents, and Bonds with Banco Fibra and public securities and CDBs with exclusive funds.

Receivables: Refers mainly to sales transactions of steel products from the Company to related parties.

Dividends receivable: In the Parent Company, the balance is primarily composed of dividends and interest on equity from CSN Mineração in the amount of R$ 125,107, dividends from CSN Cimentos Brasil S.A in the amount of
R$ 178,348, and in the Consolidated statements it refers to dividends from MRS Logística S.A in the amount of
R$ 126,044.

(In thousands of Reais, unless stated otherwise)

Loans (Assets):

Long-term: In the Consolidated, it refers mainly to loan contracts with Transnordestina Logística R$ 1,829,939 (R$ 1,646,264 as of December 31, 2023) with an average rate of 125.0% to 130.0% of CDI.

Other (Assets): In the Consolidated advance for future capital increase with Transnordestina Logística S.A. of R$ 1,792,579 on December 31, 2024 (R$ 1,792,579 on December 31, 2023).

Loans (Liabilities):

Foreign currency: In the Parent Company, these are intercompany contracts in the amount of R$ 12,132,087 as of December 31, 2024 (R$ 9,022,682 as of December 31, 2023).

22.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of official social security for participants. As a sponsor, it maintains transactions of contribution payments and recognition of actuarial liability calculated in defined benefit plans.

•	Banco Fibra

The Banco Fibra is under the same control structure of Vicunha Aços S.A., direct controller of the Company, and financial transactions with this bank primarily involve current account movements and fixed income financial investments.

•	Fundação CSN

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Igarapava Hydroelectric Power Plant Consortium

The Company participates in the Igarapava Hydroelectric Power Plant Consortium, located on the Rio Grande, between the municipalities of Igarapava and Rifaina in São Paulo, Conquista and Sacramento in Minas Gerais.

•       Related Parties under the control of a member of the Company's Management

These are companies under the control of a member of Management whose transactions with the Company were:

•	Vicunha Imóveis Ltda;
•	Vicunha Serviços Ltda;
•	Ibis Participações e Serviços Ltda;
•	Party Negócios e Participações Ltda;
•	Jockey Club de São Paulo.

22.d)	Key Management Personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2024, and 2023.

(In thousands of Reais, unless stated otherwise)

	12/31/2024	12/31/2023
	P&L
Short-term benefits for employees and officers	71,248	62,478
Post-employment benefits	814	450
	72,062	62,928

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,966,722	3,695,183	10,717	10,029	4,828	4,235	3,982,267	3,709,447
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	2,079,693	1,903,235			1,920	131,920	2,081,613	2,035,155
Total in R$			6,046,415	5,598,418	10,717	10,029	6,748	136,155	6,063,880	5,744,602

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,230,000	1,530,000					2,230,000	1,530,000
CSN Cimentos Brasil	US$	10/6/2027		115,000						115,000
Total in US$			3,530,000	2,945,000					3,530,000	2,945,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			21,858,819	14,257,629			482,723	401,370	22,341,542	14,658,999
			27,905,234	19,856,047	10,717	10,029	489,471	537,525	28,405,422	20,403,601

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third-parties.

Transactions between the related parties are eliminated and adjusted to ensure consistency with the practices adopted by The Company.

The Company’s related parties are subsidiaries, joint ventures, affiliates, shareholders and their related companies and the key personnel of the Company’s management.

23.	EQUITY

23.a)	Paid-in capital

The fully subscribed and paid-in share capital as of December 31, 2024, and December 31, 2023, is R$ 10,240,000 divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

23.b)	Authorized share capital

The Company's bylaws in force on December 31, 2024, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

(In thousands of Reais, unless stated otherwise)

23.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of December 31, 2024 and 2023, the Company’s ownership structure was as follows:

			12/31/2024			12/31/2023
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	543,617,803	40.99%	40.99%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	132,523,251	9.99%	9.99%	135,904,451	10.25%	10.25%
NYSE (ADRs)	283,799,438	21.40%	21.40%	273,702,845	20.64%	20.64%
Other shareholders	311,652,323	23.50%	23.50%	327,162,606	24.67%	24.67%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*)	Controlling group companies.

On March 30, 2023, a Equity Restructuring agreement was executed between Rio Purus Participações S.A., shareholders who directly and indirectly hold the entirety of Vicunha Aços S.A. ("Vicunha Aços") shares and CFL Participações S.A. ("CFL"). Thus, the implementation of such transaction resulted in the ownership of CFL Ana Participações S.A. (“CFL Ana”), a subsidiary of CFL, of 135,904,451 common, book-entry shares with no par value issued by CSN, representing on that date 10.25% of the Company's share capital.

On June 20, 2024, CFL, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the disposal by CFL Ana of common shares issued by CSN. CSN, in turn, informed the market about the sale of a relevant equity interest on that same date, informing that CFL Ana's interest became 132,523,251 common shares, representing its 9.99% of the share capital, according to correspondence received.

On December 2, 2024, Vicunha Aços, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

23.e)	Losses per share

Below are the losses per share:

	12/31/2024	12/31/2023
	Common Shares
Loss for the period	(2,591,851)	(318,206)
Weighted average number of shares	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(1.95450)	(0.23996)

(In thousands of Reais, unless stated otherwise)

Accounting Policy

Share Capital

Incremental costs directly attributable to the issuance of new shares or options are stated in shareholders' equity as a deduction from the amount raised, net of taxes.

Earnings/(Loss) per share

The basic earnings/loss per share is calculated through the net profit/loss for the year attributable to the Company's controlling shareholders and the weighted average of the common shares outstanding in the respective year. The diluted earnings/loss per share is calculated by means of said average of the outstanding shares, adjusted by the instruments potentially convertible into shares, with dilutive effect, in the years presented. The Company has no potential instruments convertible into shares and, consequently, the diluted profit/loss per share is equal to the basic earnings/loss per share.

Treasury shares

When any company in the group buys shares of the Company's capital (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the shareholders' equity attributable to the Company's shareholders until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable transaction costs and respective income tax and social contribution effects, is included in shareholders' equity attributable to the Company's shareholders.

Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with the Company's asset owners. For purchases of non-controlling interests, the difference between any consideration paid and the acquired portion of the book value of the subsidiary's net assets is recorded in shareholders' equity. Gains or losses on disposals to non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest retained in the entity is remeasured to its fair value, and the change in book value is recognized in profit or loss. Fair value is the initial carrying amount for subsequent accounting of the retained interest in an associate, a joint venture, or a financial asset. In addition, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

24.	SHAREHOLDER’S COMPENSATION

On May 9, 2024 and November 14, 2024, the Board of Directors approved the proposal to pay interim dividends to the Profit Reserve Account in the amount of R$ 950,000 and R$ 730,000, corresponding to R$ 0.716389666168954 and R$ 0.550488901371933 per share, respectively. Dividends were paid, without monetary restatement, from May 29, 2024 and November 28, 2024.

As of December 31, 2024, the Company recorded a loss for the year of (R$ 2,591,851), compensated through the consumption of statutory reserve values.

(In thousands of Reais, unless stated otherwise)

Accounting Policy

The Company adopts a profit distribution policy which, in accordance with the provisions of Law No. 6.404/76 as amended by Law No. 9.457/97, will allocate all net profit to its shareholders, provided that the following priorities are preserved, regardless of their order: (i) business strategy; (ii) fulfillment of obligations; (iii) necessary investments; and (iv) maintenance of a good financial situation for the Company.

In accordance with article 33 of the Company's Bylaws, at least 25% of the net income for the year will be distributed as dividends in each fiscal year, adjusted in accordance with article 202 of Law No. 6.404/76, which will be highlighted in current liabilities. The Board of Directors may also pay interest on equity by imputing the amount of interest paid or credited to the amount of the minimum mandatory dividend mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in the shareholders' equity in "Proposed Additional Dividend".

According to Law no. 6.404/76 as amended by Law no. 11.638/07 and pursuant to the sole paragraph of article 189, the loss for the year will be mandatorily absorbed by retained earnings, profit reserves and legal reserve, in that order.

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

(In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Gross revenue
In Brazil	29,029,141	28,383,814	21,191,376	20,685,273
Abroad	21,552,287	23,596,603	1,944,968	2,061,627
	50,581,428	51,980,417	23,136,344	22,746,900
Deductions
Sales returns, discounts and rebates	(786,103)	(673,746)	(474,278)	(500,260)
Taxes on sales	(6,107,865)	(5,868,721)	(3,973,760)	(3,834,456)
	(6,893,968)	(6,542,467)	(4,448,038)	(4,334,716)
Net revenue	43,687,460	45,437,950	18,688,306	18,412,184

Accounting Policy

The recognition of the Company's revenue is carried out as soon as all the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;
•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company's operating revenues are generated through the production and sale of steel, mining, and cement products, railway and port logistics services, and energy sales. In the normal course of activities, it is measured by the fair value of the consideration the entity expects to receive in exchange for the delivery of the promised good or service to the customer.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, with a performance obligation understood as an executable promise in a contract with a customer to transfer a good/service or a series of goods or services.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction in operating revenue as sales are recognized.

The Company recognizes iron ore sales revenue when product control is transferred to customers, which in most cases occurs when the product is loaded onto the vessel or vehicle for transport, at the destination port or customer facilities. There may be circumstances where judgment is required based on the control indicators highlighted above. In export sales made under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) shipping terms, the customer has a current obligation to pay according to the sales contract terms, typically when the ship is loaded. At this point, the payment obligation covers both the product and freight, and in certain cases, insurance after the date when control of the goods transfers to the customer at the loading port.

Therefore, the Company has different performance obligations for products and freight, but such performance obligations are combined in a single contract and its revenues are recognized at the same time. For other services provided, revenue is recognized based on its realization.

The operating revenue from the sale of goods and services in the normal course of activities is measured by the fair value of the consideration that the entity expects to receive in exchange for delivering the promised good or service to the customer. Iron ore sales contracts are provisionally fixed at prices at the time revenues are recognized and a provisional invoice is issued as stipulated in the contract; the selling price of these products can be reliably measured each period, as the price is quoted in an active market. Therefore, the fair value of the final sales price adjustment is continuously reassessed and variations in fair value are recognized as sales revenue in the income statement.

(In thousands of Reais, unless stated otherwise)

26.	EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Raw materials and inputs	(13,883,091)	(12,732,273)	(10,491,060)	(10,376,103)
Outsourcing material	(3,086,404)	(5,104,273)
Labor cost	(4,954,714)	(4,268,241)	(1,846,644)	(1,693,919)
Supplies	(2,822,094)	(3,735,873)	(2,372,762)	(2,812,193)
Maintenance cost (services and materials)	(950,420)	(578,514)	(318,637)	(205,772)
Outsourcing services	(2,069,469)	(2,905,888)	(1,304,085)	(1,299,027)
Freight	(5,762,086)	(4,185,360)	(848,807)	(761,760)
Depreciation, amortization and depletion	(3,690,677)	(3,291,149)	(1,316,382)	(1,184,347)
Others	(1,081,037)	(1,163,601)	(204,848)	(193,299)
	(38,299,992)	(37,965,172)	(18,703,225)	(18,526,420)
Classified as:
Cost of sales	(31,990,696)	(33,475,189)	(17,527,277)	(17,438,140)
Selling expenses	(5,453,297)	(3,729,089)	(818,768)	(783,722)
General and administrative expenses	(855,999)	(760,894)	(357,180)	(304,558)
	(38,299,992)	(37,965,172)	(18,703,225)	(18,526,420)

Depreciation, amortization, and depletion for the year were distributed as follows.

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Production costs (1)	(3,609,493)	(3,226,469)	(1,281,670)	(1,157,752)
Selling expenses	(51,304)	(29,593)	(14,152)	(9,958)
General and administrative expenses	(29,880)	(35,087)	(20,560)	(16,637)
	(3,690,677)	(3,291,149)	(1,316,382)	(1,184,347)
Other operational (2)	(95,378)	(80,924)	(18,038)	(8,266)
	(3,786,055)	(3,372,073)	(1,334,420)	(1,192,613)

(1)	The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2024, in the amount of R$ 5,357 (R$ 7,068 as of December 31, 2023) in the consolidated and in the parent company as of December 31, 2024 R$ 845 (R$ 849 as of December 31, 2023).

(2)	These mainly refer to the depreciation of investment properties, idle equipment and amortization of SWT customer portfolio classified under other operating expenses, see note 27.

(In thousands of Reais, unless stated otherwise)

27.	OTHER OPERATING (EXPENSES)/INCOME

			Consolidated		Parent Company
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Other operating income
Receivables by indemnity		78,322	12,608	43,516	6,964
Rentals and leases		25,961	21,018	12,817	13,340
Dividends received		1,436	1,039	686	499
Contractual fines		17,404	4,356	15,125	2,750
Tax recuperation		1,676	249,852		142,705
Gain on sale of investments		8,451	114,763
Other revenues		118,966	62,342	84,984	11,017
		252,216	465,978	157,128	177,275
Other operating expenses
Taxes and fees		(278,289)	(108,965)	(195,744)	(40,706)
Expenses with environmental liabilities, net		(48,870)	(18,031)	(4,196)	(2,421)
Net reversals/(expenses) on legal proceedings		(270,326)	(12,441)	(109,217)	3,548
Contractual fines		(229,104)	(154,034)	(114,006)	(143,583)
Depreciation of investment properties, idle equipment and amortization of intangible assets	26	(95,378)	(80,924)	(18,038)	(8,266)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(62,996)	(122,893)	(45,490)	(99,005)
Estimated inventory losses (1)		(284,557)	(655,055)	(148,354)	(295,365)
Idleness in stocks and paralyzed equipment (2)		(234,461)	(296,819)	(214,041)	(283,859)
Studies and project engineering expenses		(57,129)	(58,303)	(18,172)	(21,504)
Healthcare plan expenses		(40,269)	(36,147)	(36,505)	(34,333)
Realized cash flow hedge (3)	14	211,506	(1,144,335)	(207,700)	(339,095)
Pension plan expense		(44,529)	(59,411)	(42,749)	(58,737)
Reversals/(Expenses) on receivables		(21,120)	140	(38,098)	197
Updated shares – Fair value through profit or loss	14.d		(15,963)		(15,963)
Other expenses		(362,188)	(339,957)	(167,577)	(74,704)
		(1,817,710)	(3,103,138)	(1,359,887)	(1,413,796)
Other operating income (expenses), net		(1,565,494)	(2,637,160)	(1,202,759)	(1,236,521)

(1)	It refers substantially to losses incurred in the production process at Usina Presidente Vargas ("UPV") and losses in inventories;

(2)	Operational idleness due to interventions in the sintering process that impacted crude steel production;

(3)	In the Consolidated, the realization of Cash Flow Hedge of R$ 241,400 and Platts Hedge in the amount of R$ (452,904), which results in a total of R$ 211,506. At the Parent Company, it is the realization of a Cash Flow Hedge in the amount of R$ 207,700.

(In thousands of Reais, unless stated otherwise)

28.	NET FINANCIAL INCOME/(EXPENSE)

			Consolidated		Parent Company
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Financial income
Related parties	22.a	245,336	225,149	288,784	275,307
Income from financial investments		952,779	826,028	129,658	111,472
Updated shares – Fair value through profit or loss	14.d		308,309		308,309
Dividends received		2,512	52,516	2,359	52,486
Interest and fines		77,480	82,634	52,465	59,858
Other income		119,956	161,111	105,857	150,393
		1,398,063	1,655,747	579,123	957,825
Financial expenses
Borrowings and financing - foreign currency	13	(2,334,763)	(1,567,508)	(489,328)	(279,876)
Borrowings and financing - local currency	13	(1,895,650)	(2,096,805)	(1,177,352)	(1,283,229)
Capitalized interest	10	206,764	182,799	80,457	58,174
Updated shares – Fair value through profit or loss	14.d	(632,612)		(632,612)
Related parties	22.a	(6,602)	(8,249)	(203,114)	(234,733)
Lease liabilities	15	(94,034)	(76,514)	(1,948)	(929)
Interest and fines		(119,765)	(146,222)	(55,493)	(95,334)
Interest on forfaiting operations		(363,538)	(465,574)	(362,774)	(441,857)
(-) Adjusted present value of trade payables		(354,027)	(353,774)	(214,164)	(264,349)
Commission, bank fees, guarantee and bank fees		(373,859)	(199,505)	(192,744)	(98,012)
PIS/COFINS over financial income		(122,263)	(87,144)	(36,354)	(19,996)
Other financial expenses		(873,918)	(533,581)	(101,629)	(59,388)
		(6,964,267)	(5,352,077)	(3,387,055)	(2,719,529)
Others financial items, net
Foreign exchange and monetary variation, net		502,935	(524,302)	740,267	(268,826)
Gains and (losses) on derivatives (*)		(750,102)	69,250	(358,523)	58,525
		(247,167)	(455,052)	381,744	(210,301)
		(7,211,434)	(5,807,129)	(3,005,311)	(2,929,830)

Financial income (expenses), net		(5,813,371)	(4,151,382)	(2,426,188)	(1,972,005)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Exchange rate swap Real x Dollar		188,364	(96,602)
Exchange rate swap Dollar x Euro			9,567
Interest rate swap CDI x IPCA		(791,937)	112,694	(211,994)	14,934
Exchange rate swap CDI x Dollar		(146,529)	43,591	(146,529)	43,591
		(750,102)	69,250	(358,523)	58,525

Accounting Policy

Financial revenue includes interest income on short-term investments and changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized in profit or loss using the effective interest method.

Financial expenses include interest expenses on loans and losses at the fair value of financial instruments measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in profit or loss using the effective interest method. Foreign exchange gains and losses are reported on a net basis.

29.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

(In thousands of Reais, unless stated otherwise)

• Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The segment serves the civil construction, steel packaging markets for the country's chemical and food industries, white goods (household appliances), automotive and OEM (engines and compressors). The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of profiles used in civil construction.

In January 2014, CSN started its long steel operation in Brazil, which consolidates the company's position as a source of complete solutions for civil construction, complementing its portfolio of high value-added products in the steel chain.

•	Mining

Covers the mining and marketing activities of iron ore and tin.

Iron ore high quality operations are located in the Iron Quadrangle, in Minas Gerais, which, besides producing, also market iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based in this context, the new company, currently called CSN Mineração S.A., came to hold the lease of TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN still holds 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Plant, which has an installed capacity of 120 MW and is located in the city of Ipuaçu, SC. This acquisition makes CSN Mineração self-sufficient in electricity, strengthening its industrial competitiveness through greater cost predictability and 100% renewable energy generation.

•Logistics

i) Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages the former RFFSA Southeast Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, and Alagoas.

(In thousands of Reais, unless stated otherwise)

a) MRS

The railway transportation services provided by MRS are fundamental in supplying raw materials and in the outflow of the Company's final products. The totality of iron ore, coal and coke consumed by the President Plant

Vargas is transported by MRS, as well as part of the steel produced by CSN for the domestic market and for export.

The southeastern Brazilian railway system, spanning 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills of CSN (Presidente Vargas Plant), Usiminas, COSIPA, and Gerdau Açominas. Besides serving other customers, the line transports iron ore from the Company's Casa de Pedra mine in Minas Gerais, and coke and coal from Itaguaí Port in Rio de Janeiro, to Volta Redonda/RJ and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA e FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the main ports in the region, thus offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The Company operates the Solid Bulk Port Terminal ("TECAR"), leased by CSN Mineração S.A. in the mining segment, and the Container Port Terminal ("TECON"), leased by Sepetiba TECON S.A., in the logistics segment. Both port terminals are located at the Organized Port of Itaguaí in the State of Rio de Janeiro, which was built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Organized Port of Itaguaí has complete infrastructure to meet all the needs of exporters, importers, and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

Still, the Company's port logistics segment includes the project of a private use terminal in the Industrial and Port Complex of Pecém, in the State of Ceará ("TUP"). The TUP project foresees the integration of the port with the railway under implementation by TLSA, so that its installation and operation will enable the flow of the products transported by this rail transport service.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency, starting to operate in the sector as an electric power generation player through the commercialization of its surplus.

The year 2022 marked the growth of this segment through the acquisition of relevant renewable generation assets, tripling its generation capacity, as shown below:

On June 30, 2022, CSN Cimentos and CSN Energia completed the acquisition of PCH Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW and of PCH Santa Ana, located in the municipality of Angelina – SC, with an installed capacity of 6.50 MW.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, located in the city of Ipuaçu - SC, with installed capacity of 120 MW.

(In thousands of Reais, unless stated otherwise)

On October 21, 2022, Companhia Florestal do Brasil ("CFB") completed the acquisition of 66.23% of the shares of Companhia Estadual de Geração de Energia Elétrica – CEEE-G, with plants located in the state of Rio Grande do Sul, increasing the CSN group's installed capacity by 746 MW. On December 22, 2022, Companhia Florestal do Brasil ("CFB") completed the acquisition of Eletrobrás' 32.74% interest in Companhia Estadual de Geração de Energia Elétrica - CEEE-G. This acquisition increased CSN's installed generation capacity by 380 MW.

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of
2,010 MW, as follows:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the SPE ITASA, with installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds 17.92% participation in the consortium, with installed capacity equivalent to its participation of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with installed capacity of 6.5 MW, of which CSN Cimentos holds full control of the asset through direct control of the Santa Ana Energética SPE;

6.	Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through direct control of the SPE of CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset, through the acquisition of LafargeHolcim;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, commercialization, and distribution operations of cement, aggregates, and concrete. In the factories located in the Southeast, the slag used is the same produced by the blast furnaces of the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company grew in this segment through the acquisition of Elizabeth Cimentos S.A. on August 31, 2021, and LafargeHolcim (Brazil) S.A. on September 6, 2022. With these acquisitions, the cement production capacity was increased by 12.3 million tons per year and the product portfolio came to include, in addition to Cement, also Aggregates and Concrete. With all combined operations, CSN's Cement segment is currently the second largest in Brazil, from the perspective of effective productive capacity, totaling 17 million tons.

The cement plants are located in the states of Minas Gerais (Arcos, Pedro Leopoldo, Barroso, and Montes Claros), Rio de Janeiro (Volta Redonda, Cantagalo, and Rio de Janeiro), Paraíba (Alhandra and Caaporã), Espírito Santo (Vitória), Bahia (Candeias), Goiás (Cocalzinho de Goiás), and São Paulo (Sorocaba). The production process occurs basically through grinding the main raw materials which include clinker, limestone, gypsum, and slag.

(In thousands of Reais, unless stated otherwise)

The sites are divided into two modalities: integrated factories and milling. The integrated factories have limestone mine and furnace for clinker production, they are: Arcos, Barroso, Pedro Leopoldo, Montes Claros, Alhandra, Caaporã and Cantagalo. The grinding mills do not produce their own clinker, they are supplied with their own clinker (transfer between plants) and/or third-party sources, which are: Volta Redonda, Rio de Janeiro, Vitória, Candeias, Cocalzinho and Sorocaba.

The company currently serves the cement market with a broad product portfolio suitable for both the technical segment and the distribution market, according to ABNT NBR 16697. The cement is marketed in both bagged and bulk form.

In addition to the above operations, CSN Cimentos Brasil also holds two electric power generation assets acquired on June 30, 2022: the Santa Ana Small Hydroelectric Power Plant (PCH), located in the municipality of Angelina – SC, with an installed capacity of 6.50 MW, and the Sacre II Small Hydroelectric Power Plant (PCH), located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

On August 31, 2023, an Extraordinary General Meeting approved the merger of CSN Cimentos by CSN Cimentos Brasil, with the consequent transfer of the entire patrimony, assets (movable and immovable), rights, and obligations, according to the terms of the "Incorporation Protocol and Justification of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.". Thus, CSN Cimentos was extinguished, all of its shares were cancelled and, in replacement, its shareholders received shares of CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. On June 30, 2023, the Appraisal Report of CSN Cimentos' equity was prepared, serving as the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$ 2,383,276.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

									12/31/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460
In Brazil		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Abroad		6,277,183	11,582,095					3,487,784	21,347,062
Cost of sales and services	26	(21,759,435)	(8,202,297)	(262,061)	(1,674,401)	(419,138)	(3,384,409)	3,711,045	(31,990,696)
Gross profit		1,419,243	4,890,348	90,447	1,217,640	102,327	1,381,934	2,594,825	11,696,764
General and administrative expenses	26	(1,289,952)	(267,173)	(11,336)	(266,128)	(48,674)	(815,797)	(3,610,236)	(6,309,296)
Other operating income/(expenses), net	27	(864,103)	(10,803)	(13,266)	270,024	(61,065)	(94,899)	(791,382)	(1,565,494)
Equity in results of affiliated companies	9							448,048	448,048
Operating result before Financial Income and Taxes		(734,812)	4,612,372	65,845	1,221,536	(7,412)	471,238	(1,358,745)	4,270,022
Sales by geographic area
Asia			10,698,348					3,487,784	14,186,132
North America		1,750,998							1,750,998
Latin America		70,752							70,752
Europe		4,455,433	825,935						5,281,368
Others			57,812						57,812
Foreign market		6,277,183	11,582,095					3,487,784	21,347,062
Domestic market		16,901,495	1,510,550	352,508	2,892,041	521,465	4,766,343	(4,604,004)	22,340,398
Total		23,178,678	13,092,645	352,508	2,892,041	521,465	4,766,343	(1,116,220)	43,687,460

(In thousands of Reais, unless stated otherwise)

									12/31/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950
In Brazil		16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Abroad		6,201,221	15,331,475					1,826,714	23,359,410
Cost of sales and services	26	(21,008,013)	(9,931,881)	(248,938)	(1,492,728)	(441,281)	(3,644,362)	3,292,014	(33,475,189)
Gross profit		1,709,473	7,203,767	17,011	1,152,221	104,454	866,191	909,644	11,962,761
General and administrative expenses	26	(1,218,767)	(421,218)	(10,558)	(218,878)	(57,854)	(557,585)	(2,005,123)	(4,489,983)
Other operating income/(expenses), net	27	(1,065,188)	(974,590)	(675)	10,390	188,866	(253,931)	(542,032)	(2,637,160)
Equity in results of affiliated companies	9							351,131	351,131
Operating result before Financial Income and Taxes		(574,482)	5,807,959	5,778	943,733	235,466	54,675	(1,286,380)	5,186,749
Sales by geographic area
Asia			14,714,924					1,826,714	16,541,638
North America		1,671,773							1,671,773
Latin America		132,219							132,219
Europe		4,397,229	616,551						5,013,780
Foreign market		6,201,221	15,331,475					1,826,714	23,359,410
Domestic market		16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Total		22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950

Accounting Policy

An operating segment is a component of the Group committed to the business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Group. All results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

30.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are administered by the Caixa Beneficente dos Empregados da CSN ("CBS"), a private and non-profit pension fund, established in July 1960.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary, and social security benefits. On December 27, 1995, the then Social Security Complementary Secretariat ("SPC") approved the implementation of a new benefit plan, effective from that date, called Mixed Supplementary Benefit Plan ("Mixed Plan"), structured as a variable contribution plan, which has been closed to new enrollments since September 2013. From that date, all new employees must adhere to the CBSPrev Plan, structured in the defined contribution modality, also created in September 2013.

(In thousands of Reais, unless stated otherwise)

The guarantor resources of CBS are invested mainly in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, stocks, loans and real estate. As of December 31, 2024, CBS held 6,772,052 common shares of CSN (3,486,252 as of December 31, 2023). The total guaranteed resources of the entity totaled R$ 6.5 billion as of December 31, 2024 (R$ 6.4 billion as of December 31, 2023). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. The pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds mainly invest in securities in Brazil.

These are considered Guarantor Resources, the available assets and investments of the Benefit Plans, not including the values of contracted debts with sponsors.

For defined benefit plans, called "35% of Salary Average" and "Salary Average Supplementation Plan", the Company maintains a financial guarantee with CBS Previdência, the entity that administers the mentioned plans, with the objective of maintaining financial and actuarial balance in case of any future actuarial loss or actuarial gain.

In accordance with current legislation specific to the pension fund market, for the last 4 fiscal years (2021, 2022, 2023, and 2024), there was no need for CSN to make payments, as the defined benefit plans showed actuarial gains in the fiscal year.

CSN Cimentos Brasil also sponsors the Mauá Prev. This is a variable contribution plan that was offered to employees until the company was acquired by the CSN Group. The following tables summarize the components of net periodic benefit cost recognized in the income statement for Mauá Prev, as well as the capitalization status and amounts that may be recognized in the balance sheet as of December 31, 2024 and 2023.

30.a)	Description of pension plans

35% of average salary plan

This plan, which began on February 1, 1966, is a defined benefit plan designed to provide life annuities (service, special, disability or retirement) equal to 35% of the adjusted average of the participant's last 12 salaries. The plan also guarantees the payment of sickness allowance to the participant licensed by the Official Pension Plan and also guarantees the payment of cash, death allowance and pecuniary allowance. This plan was deactivated on October 31, 1977, when the average wage supplementation plan came into force.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the adjusted average of the participant's last 12 salaries and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage of sick pay, death and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed Supplemental Benefit Plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the scheduled retirement benefit, risk benefits are provided (active pension, disability, and sick leave/accident aid). In this plan, the retirement benefit is calculated based on what was accumulated through monthly contributions from participants and sponsors, as well as each participant's choice for receiving the benefit, which can be lifelong (with or without continuity of death pension) or based on a percentage applied to the balance of the benefit-generating fund (indefinite term loss). After retirement is granted, the plan has the characteristic of a defined benefit plan, if the participant has chosen to receive their benefit in the form of a lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan went into effect.

(In thousands of Reais, unless stated otherwise)

CBS Prev Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated through monthly contributions from participants and sponsors. Each participant's option for receiving the benefit can be: (a) receive a portion upfront (up to 25%) and the remaining balance through monthly income as a percentage applied to the benefit-generating fund, not applicable to death pension benefits, (b) receive only through monthly income as a percentage applied to the benefit-generating fund.

With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants starting September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (previously named LafargeHolcim Brasil S.A.) acquired in 2022 and sponsors the Mauá Prev Retirement Plan to its employees. This is the plan that the company made available to all its employees in Brazil as of December 1, 2016. Until 2009, its predecessor, Lafarge Brasil S/A, sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, resulting in only one variable contribution plan, safeguarding the acquired rights of those who had already completed the eligibility requirements of the defined benefit rules. Furthermore, the Company has registered in a collective agreement part of its plant’s commitments related to the bonus, due on the occasion of the dismissal of the retired employee by Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts that can be recognized in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) has post-employment benefits linked to Collective Bargaining Agreements (ACT), which provides for the payment of multiple salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves the company due to retirement.

30.b)	Investment policy

The investment policy establishes principles and guidelines governing the investment of resources entrusted to the entity, aiming to promote the necessary security, liquidity, and profitability to ensure balance between plan assets and liabilities. This policy is based on the Asset Liability Management (ALM) study, which takes into account the benefits of participants and beneficiaries of each plan.

The investment plan is revised annually and approved by the Deliberative Council, considering a 5-year horizon, as established by CGPC resolution no. 7, of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4.661/18, published by the National Monetary Council ("CMN").

30.c)	Benefits granted and to be granted

The actuarial calculations are updated at the end of each fiscal year by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) - Employee Benefits and IAS 19 - Employee Benefits.

(In thousands of Reais, unless stated otherwise)

				Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(47,708)	(39,530)	18,884	22,771
Post-employment healthcare benefits			454,161	481,118
	(47,708)	(39,530)	473,045	503,889

				Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(37,059)	(31,007)
Post-employment healthcare benefits			454,161	481,118
	(37,059)	(31,007)	454,161	481,118

The reconciliation of assets and liabilities of employee benefits is presented below:

		Consolidated
	12/31/2024	12/31/2023
Present value of defined benefit obligation	2,904,023	3,329,075
Fair value of plan assets	(3,683,575)	(3,713,099)
Deficit(Surplus)	(779,552)	(384,024)
Restriction to actuarial assets due to recovery limitation	750,728	367,265
Liabilities (Assets), net	(28,824)	(16,759)

The change in the present value of the defined benefit obligation is shown below:

		Consolidated
	12/31/2024	12/31/2023
Present value of obligations at the beginning of the year	3,329,075	3,117,307
Cost of service	1,509	1,152
Interest cost	298,872	347,297
Participant contributions made in the year	1,348	1,404
Benefits paid	(334,094)	(324,750)
Actuarial loss/(gain)	(392,687)	186,665
Present value of obligations at the end of the year	2,904,023	3,329,075

The change in the fair value of the plan assets is shown below:

		Consolidated
	12/31/2024	12/31/2023
Fair value of plan assets at the beginning of the year	(3,713,099)	(3,572,869)
Interest income	(335,322)	(401,054)
Benefits Paid	333,037	324,750
Participant contributions made in the year	(1,348)	(1,404)
Employer contributions made in the year	(165)	(184)
Return on plan assets (less interest income)	33,322	(62,338)
Fair value of plan assets at the end of the year	(3,683,575)	(3,713,099)

The composition of the amounts recognized in the income statement is shown below:

(In thousands of Reais, unless stated otherwise)

		Consolidated
	12/31/2024	12/31/2023
Cost of current service	1,509	1,152
Interest cost	298,872	347,297
Expected return on plan assets	(335,322)	(401,054)
Interest on the asset ceiling effect	34,663	50,076
Total costs / (income), net	(278)	(2,529)

The (cost)/revenue is recognized in the income statement in other operating expenses.

The change in actuarial gains and losses is shown below:

		Consolidated
	12/31/2024	12/31/2023
Actuarial losses and (gains)	(392,687)	186,665
Return on plan assets (less interest income)	33,322	(62,338)
Change in the asset’s limit (excluding interest income)	348,800	(109,355)
Total cost of actuarial losses and (gains)	(10,565)	14,972

The breakdown of actuarial gains and losses is shown below:

		Consolidated
	12/31/2024	12/31/2023
Loss due to change in financial assumptions	(448,752)	194,988
Loss due to experience adjustments	60,215	(13,933)
Loss due to changes in assumptions	(4,150)	5,610
Return on plan assets (less interest income)	33,322	(62,338)
Change in the asset’s limit (excluding interest income)	348,800	(109,355)
Actuarial losses and (gains)	(10,565)	14,972

The main actuarial assumptions used were as follows:

(In thousands of Reais, unless stated otherwise)

	12/31/2024	12/31/2023
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Real discount rate	Millennium Plan: 7.12%	Millennium Plan: 5.36%
	Plan 35%: 7.46%	Plan 35%: 5.32%
	Supplementation: 7.43%	Supplementation: 5.33%
	Mauá Prev: 7.34%	Mauá Prev: 5.34%
Inflation rate	4.96%	3.90%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	4.96%	3.90%
Rate of return on investments	Millennium Plan: 7.12%	Millennium Plan: 5.36%
	Plan 35%: 7.46%	Plan 35%: 5.32%
	Supplementation : 7.43%	Supplementation : 5.33%
	Mauá Prev: 7.34%	Mauá Prev: 5.34%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2000 segregated by gender	Mauá Prev: AT-2000 segregated by gender
	Millennium Plan: Easy light	Millennium Plan: AT-2012 segregated by gender
Disability table	Mauá Prev and ACT: ALVARO VINDAS (D50%)	Mauá Prev and ACT: IAPB57
	Other Plans: Not applicable	Other Plans: Not applicable
Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev and ACT: IAPB-57	Mauá Prev E ACT: Álvaro Vindas smoothed by 50%
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Maua Prev: MercerService
	Other Plans: Not applicable	Other Plans: Not applicable
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.	For the Mauá Prev and ACT Plans, 90% of participants are expected to be married at retirement, while this figure is 95% for other Plans. Female spouses are assumed to be 4 years younger than male participants.

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years of employees aged 65 years and 40 years:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	21.47	21.47	20.24
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	23.34	23.34	20.24

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	44.07	44.07	42.74
Female	40.15	40.15	44.41	44.41	46.68	46.68	46.68	46.68	46.68	42.74

Allocation of plan assets:

		12/31/2024		12/31/2023
Variable income	358,124	9.72%	190,455	5.13%
Fixed income	2,916,385	79.17%	3,143,056	84.65%
Real estate	225,421	6.12%	201,870	5.44%
Others	183,645	4.99%	177,718	4.78%
Total	3,683,575	100.00%	3,713,099	100.00%

Assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of bonds and National Treasury Notes (“NTN-B”).

(In thousands of Reais, unless stated otherwise)

Real estate refers to buildings valued by a specialized asset valuation company. There are no assets in use by CSN and its subsidiaries.

30.d)	Expected contributions for the following year and expense for the year

For the mixed supplementary benefit plan, the expense in 2024 was R$ 314 (R$ 305 on December 31, 2023).

In 2025 for the mixed supplementary benefit plan, expected contributions for the defined contribution portion are in the amount of R$ 4,842 and R$ 309 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding significant hypotheses for pension plans as of December 31, 2024 is demonstrated below:

(In thousands of Reais, unless stated otherwise)

		12/31/2024
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(12,231)	13,065
Effect on present value of obligations	(97,251)	103,859

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	160	(154)
Effect on present value of obligations	1,093	(1,048)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,763	(1,763)
Effect on present value of obligations	13,886	(13,886)

Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	8,375	(8,505)
Effect on present value of obligations	66,060	(67,101)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2024	2023
Year 1	349,582	339,223
Year 2	325,518	316,898
Year 3	316,201	309,058
Year 4	306,861	299,948
Year 5	296,668	291,230
Next 5 years	1,323,196	1,307,118
Total forecast payments	2,918,026	2,863,475

30.f)	Post-employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2024	12/31/2023
Present value of obligations	454,161	481,118
Liabilities	454,161	481,118

The reconciliation of health benefit liabilities is as follows:

(In thousands of Reais, unless stated otherwise)

	12/31/2024	12/31/2023
Actuarial liability at the beginning of the year	481,118	537,290
Expenses recognized in income for the year	42,749	58,737
Sponsor’s contributions transferred in prior year	(51,884)	(51,788)
Recognition of actuarial loss/(gain)	(17,822)	(63,121)
Actuarial liability at the end of the year	454,161	481,118

The actuarial gains and losses recognized in equity are as follows:

	12/31/2024	12/31/2023
Actuarial gain (loss) on obligation	(17,822)	(63,121)
Gain/(loss) recognized in shareholders' equity	(17,822)	(63,121)

The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	12/31/2024	12/31/2023
Longevity at age of 65 for current participants
Male	20.24	20.24
Female	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74
Female	42.74	42.74

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2024	12/31/2023
Biometric and Demographic
General mortality table	AT 2000 separated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	13.01%	5.33%
Inflation	4.96%	3.90%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	4,10%	4.10%
Average medical cost (Claim cost)	1,320.89	1,204.48

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2024 is as follows:

(In thousands of Reais, unless stated otherwise)

		12/31/2024
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(1,653,603)	1,759,748
Effect on present value of obligations	(12,709,824)	13,525,671

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,032,880	(3,612,889)
Effect on present value of obligations	30,997,282	(27,769,167)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	(3,191,999)	3,354,304
Effect on present value of obligations	(24,534,152)	25,781,654

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2024	12/31/2023
Year 1	66,468	57,627
Year 2	62,452	54,710
Year 3	58,572	51,820
Year 4	54,760	48,925
Year 5	51,020	46,015
Next 5 years	202,310	187,093
Total forecast payments	495,582	446,190

Accounting Policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan in which the Company pays contributions to CBS. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods in which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on the employees.

For the defined benefit plan, the obligations are valued annually by independent actuaries using the unit credit method, with assumptions including biometric, demographic, financial and economic hypotheses. The discount rate is applied to set the present value of benefit obligations defined, the fair value of the assets is also determined. The amount recognized in the Company's balance sheet is the net of obligations after the discount rate less the fair value of assets.

When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of future plan refunds or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. In the event of termination of the plan, the accumulated actuarial gains and losses are recorded in the income statement.

(In thousands of Reais, unless stated otherwise)

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges levied on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employee profit sharing and executive variable compensation are linked to the achievement of operational and financial targets. The Company recognizes a liability and an expense substantially when these targets are achieved, allocating them to the production cost or operational expenses.

31.	COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2024, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2024	2025	2026	After 2026	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	2,196,306	1,980,843	1,571,822	2,075,188	7,824,159
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	567,043	558,396	456,737	842,653	2,424,829
Processing of slag generated during pig iron and steel production.	21,259	1,768			23,027
Oil Storage and Handling	3,576	2,716	2,607	7,822	16,721
Labor and consultancy services	26,257	30,962	30,962	123,846	212,027
	2,814,441	2,574,685	2,062,128	3,049,509	10,500,763

31.b)	Projects and other commitments

The Transnordestina Project, which corresponds to Network II of the Northeast Railway Network, includes 1,753 km of state-of-the-art, large-caliber railway network. The project has an evolution of 64.13% and was expected to be completed in 2017.

On December 23, 2022, following extensive negotiations involving ANTT, TCU, and the Ministry of Infrastructure, the first amendment to the concession contract was signed, redefining the scope and completion deadlines for TLSA's railway sections. Notably, it provided for the return of the SPS section, resulting in a project with the current 1,206 km of railway network and a completion deadline of August 2029. With this act, it also ended the discussion of the administrative procedure for recommendation of forfeiture, which was being processed by the National Land Transportation Agency ("ANTT").

The Company expects that the investments will allow TLSA, the concession holder of the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugarcane, fertilizers, oil and fuels. The concession period ends in 2057, and may be terminated before that period if the concession holder reaches the minimum return agreed with the Government. TLSA obtained the required environmental authorizations for the sections under construction, and implementation is advancing. Currently in Ceará, infrastructure works are ongoing in lots 04 to 07 and mobilization is in progress for lot 11, all related to the section connecting Missão Velha to Pecém Port (MVP). In parallel, maintenance services are being performed on tracks 1 and 2 of the railway project, specifically – from lot 03 (14km) to lot 07 of the Eliseu Martins (PI)/Trindade (PE) section, Salgueiro (PE)/Trindade (PE section, Salgueiro (PE)/Missão Velha (CE) section, and MVP lots 01 to 03 of the Missão Velha (CE)/Pecém (CE) section.

(In thousands of Reais, unless stated otherwise)

It is scheduled to occur still in 2025, the start of the commissioned Operation that will take place between the Municipalities of Bela Vista do Piauí (PI) and Iguatu (CE).

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

Regarding Malha I, operated by FTL – Ferrovia Transnordestina Logística S.A. ("FTL"), the Company filed a request in July 2022 for Early Extension of the concession contract for an additional 30 years, based on meeting legal requirements and performance targets established by ANTT regarding production volume and safety. Thus, despite an ANTT administrative procedure in 2013 that resulted in a recommendation for the concession contract to lapse, a decision was issued on December 13, 2022, by the Court of Accounts (TCU), Judgment No. 2769/2022, which determined that ANTT and the Ministry of Infrastructure (at the time), within their respective jurisdictions, should adopt measures toward a definitive solution for the concession contract of the network granted to FTL. In September 2023, based on the final report of the working group, the Ministry of Transportation issued OFFICIAL LETTER No. 448/2023/SE to ANTT informing the closure of the recommendation for termination issued in ANTT Deliberation No. 947/2019, of October 22, 2019. Therefore, given the positive negotiation environment for the concession contract and FTL's growth, with record production and EBITDA achievements, the company considers the Early Extension of the concession contract imminent to definitively resolve the mentioned contractual pending issues.

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several types of insurance policy. The policies are contracted in line with the Risk Management policy and are similar to insurance contracted by other companies in the same industry as CSN and its subsidiaries. The coverages of these policies include National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Directors and Officers Liability Insurance), General Liability, Engineering Risks, Export Credit, Guarantee Insurance, and Port Operator Liability.

The Company's insurance is contracted together with the insurance of its subsidiaries, however, there is no joint and several liability between the Company and companies of its economic group with CSN Mineração.

In 2024, after negotiation with insurers and reinsurers in Brazil and abroad, it was renewed from October 1, 2024 to September 30, 2025. Under the terms of said policy, the Maximum Indemnity Limit is US$ 450 million for locations with the Company's activities, combined for Property Damage and Business Interruption. Under the policy, the Company assumes a deductible of US$ 235 million for material damages and 45 days for loss of profits. The maximum indemnity limit of the policy is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of the audit of the financial statements, consequently they have not been examined by our independent auditors.

33.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flows:

(In thousands of Reais, unless stated otherwise)

			Consolidated		Parent Company
	Ref.	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income tax and social contribution paid		1,319,426	1,407,469
Addition to PP&E with interest capitalization	10 and 28	206,764	182,799	80,457	58,174
Remeasurement and addition – Right of use	10.b	299,650	197,525	41,973	3,992
Addition to PP&E without adding cash		32,128	114,877
Capitalization in associate with no cash effect		118,000	11,037	128,000	932,275
		1,975,968	1,913,707	250,430	994,441

34.	OTHER COMPREHENSIVE INCOME

		Consolidated		Parent Company
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Net income/(loss)	(1,538,141)	402,649	(2,591,851)	(318,206)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	28,073	33,236	28,548	34,710
	28,073	33,236	28,548	34,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	679,250	(142,939)	679,250	(142,939)
(Loss)/gain cash flow hedge accounting, net of taxes	(3,278,956)	805,749	(3,278,956)	805,749
Cash flow hedge reclassified to income upon realization, net of taxes	(137,082)	240,886	(137,082)	240,886
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	(336,302)	5,710	(226,441)	4,552
	(3,073,090)	909,406	(2,963,229)	908,248

	(3,045,017)	942,642	(2,934,681)	942,958

Comprehensive income for the year	(4,583,158)	1,345,291	(5,526,532)	624,752

Attributable to:
Earnings attributable to the controlling interests	(5,526,532)	624,752	(5,526,532)	624,752
Earnings attributable to the non-controlling interests	943,374	720,539
	(4,583,158)	1,345,291	(5,526,532)	624,752

35.	SUBSEQUENT EVENTS

Maintenance stops of Blast Furnace #2 at the Presidente Vargas Plant, in Volta Redonda

On January 19, 2025, the Company conducted a scheduled maintenance stop for Blast Furnace #2 at Presidente Vargas Plant in Volta Redonda, aiming to reform and extend the asset's useful life by 8 years, without the need for additional costs or investments beyond the official projections previously anticipated by the Company. The mini-reform is part of its maintenance program and was properly planned in order not to generate impact on the results of the steel segment and its customers.

2nd Issue of Bonds

On January 23, 2025, COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G, an indirect subsidiary of CSN, approved its 2nd simple Debenture issuance, non-convertible into shares, of the unsecured type, with additional surety guarantee, in a single series, with a total value of R$ 1,200,000, with a unit nominal value of R$ 1 at the issuance date.

The 2nd Issuance is the subject of a public offering, under the automatic registration procedure, pursuant to Law No. 6.385 of December 7, 1976, CVM Resolution No. 160 of July 13, 2022, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, and is intended for professional investors.

For all legal purposes and effects, the issue date of the Bonds is December 15, 2024. The Bonds, in accordance with the provisions in the Issuance Deed, will have a maturity period of 82 (eighty-two) days, counted from the Issuance Date, therefore maturing on March 7, 2025. The general conditions of the 2nd Issue are indicated in the minutes of the Company's Board of Directors' Meeting, which is available on the Company's investor relations page and on the CVM's website.

3rd Issue of bonds

On January 23, 2025, the same indirect subsidiary, CEEE-G, approved its 3rd issuance of simple Bonds, not convertible into shares, of the type with real guarantee, in up to two series, in the total amount of R$ 1,200,000, with unit nominal value of R$ 1, on the issue date.

The 3rd Issuance is the subject of a public offering, under the automatic registration procedure, pursuant to Law No. 6.385 of December 7, 1976, CVM Resolution No. 160 of July 13, 2022, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, and is intended for the general investor public. The Bonds will meet the requirements of article 2 of Law No. 12.431, of June 24, 2011, so that their holders may be entitled to tax benefits in accordance with the law.

The First Series Bonds will have a maturity of 6,208 days from the date of issue and mature on December 14, 2041, and the Second Series Bonds will have a maturity of 6,209 days from the date of issue, maturing on December 15, 2041. The general conditions of the 3rd Issue are indicated in the minutes of the Company's Board of Directors' Meeting, which is available on the Company's investor relations page and on the CVM's website.

(In thousands of Reais, unless stated otherwise)

Payment event for 1st Issue bonds

CEEE-G held on February 4, 2025, the Debenture Payment Event related to the 1st Issue. The debt settlement was made with a combination of the Issuer's own resources from its activities and/or other financing contracted through financial and/or capital markets (local), among others.

Execution of NCE, PPE and ACC contracts in the amount of US$ 275

In January and February 2025, the Company and its direct subsidiary, CSN Mineração, signed NCE (Export Credit Notes), PPE (Export Pre-Payments), and ACC (Foreign Exchange Contract Advances) contracts with financial institutions Credit Agricole, HSBC, and JP Morgan, totaling US$ 275, which represents approximately R$ 1,603. These contracts constitute usual operations of the Company and its subsidiary, and were negotiated under normal market conditions.

Execution of "Obligation Assumption Agreement", between CSN Parent Company and CSN Mineração

On January 20, 2025, the CSN Controlling Company entered into an Obligation Assumption Agreement with its subsidiary, CSN Mineração, which consists of the transfer of export margins by CMIN to CSN, enabling CSN to use them in amortizing Export Pre-Payment Contracts, Foreign Exchange Advance Contracts, or similar CSN contracts. The Obligation to Do Assumption Agreement provides for governance between the financial areas of CMIN and CSN to ensure that only excess ballast that would not be used by CMIN is assigned to CSN, also meeting CMIN's cash internalization needs.

The Contract of Assumption of Obligation to Do has an indefinite term. The estimated value for the year 2025 is USD 1,000,000. Also, the transaction is routine and related to the normal course of business of the Companies.

Acquisition of 90% of the shares issued by Gramperfil S.A. (“Gramperfil”)

On December 19, 2024, CSN Steel S.L.U. entered into a share purchase agreement with Gramperfil shareholders to acquire 90% (ninety percent) of Gramperfil's share capital. Gramperfil is a company headquartered in Pombal, Portugal, whose main activity is the production, marketing and transformation of metal profiles and accessories, import and export of profiles for metal and civil construction.

On February 12, 2025, the portuguese competition authority approved the completion of the operation. The closing of this transaction still depends on the fulfillment of other conditions provided for in the share purchase agreement. The shares issued by Gramperfil that were not the object of the transaction are held in treasury.

1st Issue of Commercial Note

COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G, an indirect subsidiary of CSN, signed, on January 31, 2025, the Written Commercial Note Issuance Term, as the ISSUER, with COMPANHIA SIDERÚRGICA NACIONAL – CSN, as the CREDITOR.

The Issuance constitutes the 1st (first) issuance of Written Commercial Notes of the ISSUER, in the total amount of R$ 500,000, in a single series, and will have a maturity period of 1 year from the Issue Date, maturing, therefore, on January 31, 2026. The Commercial Notes' term may be renewed, at the ISSUER's sole discretion, for successive 1-year periods until January 31, 2042, by executing an amendment to this Issuance Term, at least 90 days prior to each Maturity Date.

New rating for CSN by Moody's Global Ratings agency

On February 12, 2025, the Moody's Global Ratings agency classified CSN with a "Ba3" rating with stable perspective.

(In thousands of Reais, unless stated otherwise)

Acquisition of 70% (seventy percent) of the shares issued by Estrela Comércio e Participações S.A. ("Estrela")

As of December 30, 2024, the Company entered into a share purchase agreement with Estrela's shareholders to acquire shares representing 70% of Estrela's share capital for a total price of R$ 742,500, with R$ 300,000 to be paid at the closing of the transaction and the remaining amount to be paid in 3 consecutive annual installments.

The completion of this operation is in progress. The Company received approval from the Administrative Council for Economic Defense – CADE on February 21, 2025, but now depends on other legal and regulatory procedures required by applicable legislation, in addition to fulfilling other precedent conditions provided in the Purchase and Sale Contract.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.